Exhibit 2.1 Execution Version AGREEMENT AND PLAN OF MERGER dated as of May 22, 2017 among Bioverativ Inc., TITN Merger Sub, Inc., True North Therapeutics, Inc. and Fortis Advisors LLC

i

ii

Section 9.4	Severability	60
Section 9.5	Counterparts	61
Section 9.6	Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties	61
Section 9.7	Governing Law	61
Section 9.8	Assignment	62
Section 9.9	Specific Enforcement; Jurisdiction	62
Section 9.10	Waiver of Jury Trial	63
Section 9.11	Equityholders’ Representative	63
Section 9.12	Privileged Information; Conflicts	68

Exhibits

Exhibit A	Form of Stockholder Consent
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of Letter of Transmittal
Exhibit D	Milestone Payments
Exhibit E	Allocation Schedule

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 22, 2017 (the “Agreement Date”), among Bioverativ Inc., a Delaware corporation (“Parent”), TITN Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), True North Therapeutics, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Equityholders’ Representative.  Parent, Merger Sub, the Company, and the Equityholders’ Representative are occasionally referred to herein as the “parties.”

WHEREAS the Board of Directors of each of Parent, the Company and Merger Sub have (i) determined that the merger of Merger Sub with and into the Company (the “Merger”) would be advisable and fair to, and in the best interests of, their respective stockholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the Delaware General Corporation Law (the “DGCL”); and

WHEREAS, based on the recommendation of the Board of Directors of the Company that the Merger would be advisable and fair to, and in the best interests of, its stockholders, as promptly as practicable following the execution and delivery of this Agreement, it is expected that the Stockholders holding outstanding shares of capital stock of the Company necessary to deliver the Requisite Stockholder Approval will deliver a written consent and agreement of stockholders in the form attached as Exhibit A pursuant to Section 228 of the DGCL, approving and adopting, among other things, this Agreement and the Merger in accordance with Section 251 of the DGCL (the “Stockholder Consent”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
THE MERGER

Section 1.1        The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

Section 1.2        Merger Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Ropes & Gray LLP, 800 Boylston Street, Boston, Massachusetts, at 10:00 a.m., local time, on a Business Day to be designated by Parent, but in no event later than the third Business Day after the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date as shall be agreed in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.3        Effective Time.  Prior to the Closing, Parent and the Company shall prepare, and on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4        Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5        Certificate of Incorporation and Bylaws; Directors and Officers.

(a)       At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit B and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law.

(b)       The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

(c)       The directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as directors and officers of Merger Sub immediately prior to the Effective Time.

Section 1.6        Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any shares of capital stock of Merger Sub:

(a)       Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b)       Cancellation of Treasury Stock and Parent-Owned Stock.  Each Share that is owned by the Company, Parent, Merger Sub or any other Subsidiary of Parent (such Shares, the “Cancelled Shares”) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)       Conversion of Stock.  At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Shares:

(i)        Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive, without interest, an amount equal to (x) the Per Share Closing Amount, (y) with respect to any Milestone Payments described in Exhibit D, a portion thereof equal to the Per Share Milestone Payment Amount, and (z) the Per Share Escrow Amount;

(ii)       Each Company Stock Option and Company Warrant, shall be treated as set forth in Section 5.4 of this Agreement;

(iii)      Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive, without interest, an amount equal to (x) the Per Share Closing Amount, (y) with respect to any Milestone Payments described in Exhibit D, a portion thereof equal to the Per Share Milestone Payment Amount, and (z) the Per Share Escrow Amount;

(iv)       Each share of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive, without interest, an amount equal to (x) the Per Share Closing Amount, (y) with respect to any Milestone Payments described in Exhibit D, a portion thereof equal to the Per Share Milestone Payment Amount, and (z) the Per Share Escrow Amount;

(v)        Each share of Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive, without interest, an amount equal to (x) the Per Share Closing Amount, (y) with respect to any Milestone Payments described in Exhibit D, a portion thereof equal to the Per Share Milestone Payment Amount, and (z) the Per Share Escrow Amount;

(vi)       Each share of Company Series D Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive, without interest, an amount equal to (x) the Per Share Closing Amount, (y) with respect to any Milestone Payments described in Exhibit D, a portion thereof equal to the Per Share Milestone Payment Amount, and (z) the Per Share Escrow Amount; and

(vii)      All such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Closing Amount in accordance with Section 1.6, without interest, together with any Milestone Payments payable to the Equityholders pursuant to Exhibit D.

(d)         Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares (“Dissenting Shares”) of Company Common Stock and Company Preferred Stock that are outstanding immediately prior to the Effective Time and that are held by any

Person who is entitled to demand and properly demands appraisal of such Dissenting Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive a portion of the Merger Consideration, but instead shall be cancelled and shall represent the right to receive only those rights provided under Section 262; provided,  however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to receive those rights under Section 262 shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, a portion of the Merger Consideration as provided in Section 1.6(c).  The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock or Company Preferred Stock, and Parent shall have the right to participate in all negotiations and Proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (not to be unreasonably withheld), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 1.7        Payment of Merger Consideration.

(a)       Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent in connection with the Merger (the “Paying Agent”) pursuant to a paying agent agreement providing for, among other things, the matters set forth in this Section 1.7 and otherwise reasonably satisfactory to Parent.  Immediately after the Effective Time, Parent shall, or shall take all steps necessary to enable and shall cause the Surviving Corporation to, provide to  the Paying Agent, by wire transfer of immediately available funds to the account provided by the Paying Agent to Parent, cash necessary to pay (i) the portion of the Closing Merger Consideration payable in consideration of the shares of Company Common Stock and Company Preferred Stock converted into the right to receive cash pursuant to Section 1.6(c), and (ii) the portion of the Closing Merger Consideration payable in consideration of the Company Stock Options and the Company Warrants converted into the right to receive cash pursuant to Section 5.4 (collectively, the “Exchange Fund”); provided that the amounts specified in the foregoing clause (ii) may instead be provided to the Company’s payroll provider in time for disbursement to employees who have executed and delivered a Cancellation Agreement in the next regularly-scheduled payroll to occur at least five Business Days after the Closing for processing for those payees that are employees of the Company (and for clarity, such funding may come from the Company’s cash balances after the funding of the Indemnity Escrow Amount as set forth in Section 1.9(a)).

(b)       Exchange Procedure.  As soon as reasonably practicable after the Effective Time (but in no event later than two (2) Business Days after the Effective Time), the Surviving Corporation or Parent shall cause (x) the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Company Preferred Stock (the “Certificates”) which were converted into the right to receive a portion of the Merger Consideration pursuant to Section 1.6 (but only to the extent such holder has not previously submitted a properly executed and duly completed Letter of Transmittal) (i) a letter of transmittal in the form attached as Exhibit C and (ii) instructions for effecting the surrender of the Certificates in exchange for a portion of the Merger Consideration (together, the “Letter of Transmittal”) and (y) the Surviving

Corporation to provide to each holder of Company Stock Options, or Company Warrants, a Cancellation Agreement (but only to the extent such holder has not previously submitted a properly executed and duly completed Cancellation Agreement).  Upon surrender of a Certificate, Company Stock Option, or Company Warrant to the Paying Agent or the Surviving Corporation, as applicable, for cancellation, together with such Letter of Transmittal or Cancellation Agreement, as applicable, duly executed, and such other documents as may reasonably be required by the Paying Agent or the Surviving Corporation, the holder of such Certificate, Company Stock Option, or Company Warrant shall be entitled to receive in exchange therefor the amount of cash (i) into which the shares of Company Common Stock or Company Preferred Stock theretofore represented by such Certificate shall have been converted into the right to receive pursuant to Section 1.6(c) (in accordance with the Allocation Schedule), and the Certificate so surrendered shall forthwith be cancelled or (ii) the holder of such Company Stock Option, or Company Warrant is entitled to receive pursuant to Section 5.4 (in accordance with the Allocation Schedule).  In the event of a transfer of ownership of Company Common Stock or Company Preferred Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 1.7, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock or Company Preferred Stock theretofore represented by such Certificate have been converted pursuant to Section 1.6.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate or upon delivery of a Cancellation Agreement.

(c)        No Further Ownership Rights in Company Common Stock or Company Preferred Stock.  The Merger Consideration paid in accordance with the terms of this Article I as a result of the conversion of any shares of Company Common Stock or Company Preferred Stock, or cancellation of Company Stock Options, shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock or Company Preferred Stock or such Company Stock Options, as applicable.  After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article I.

(d)        No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation.  Any cash remaining in the Exchange Fund unclaimed by Equityholders as of the six-month anniversary of the Closing Date  (or such earlier date that is immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall be delivered by the Paying Agent to the Surviving Corporation and become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto, subject to the ongoing rights of any Equityholder entitled to payment of Merger Consideration who has not theretofore complied with this Article I.

(e)       Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent.  In no event, however, shall such investment or any such payment of interest or income delay the receipt by the Equityholders of the Closing Merger Consideration or other amounts payable pursuant to this Section 1.7, as applicable, or otherwise impair such Equityholders rights hereunder.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Closing Merger Consideration payable pursuant to this Section 1.7, as applicable, to all Equityholders, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(f)       Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, and provision of a customary indemnification of the Company, Parent, the Surviving Corporation and the Paying Agent in a form reasonably satisfactory to Parent, and delivery of a bond (in such sum as the Paying Agent may reasonably direct, consistent with its prior practice) as surety for such indemnity, in each case by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable portion of the Merger Consideration, without interest.

(g)       Withholding Rights.  Each of the Surviving Corporation, Parent and the Paying Agent, or any successors or assigns thereof, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including any Milestone Payments, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code and Treasury Regulations promulgated thereunder, or under any provision of U.S. federal state, local or foreign Tax Law.  Amounts so deducted and withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 1.8        Calculation of the Closing Merger Consideration; Closing Payments.

(a)       No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent and Merger Sub a statement (the “Closing Statement”) containing the Company’s good faith calculation and estimate of (i) (A) the Cash Amount, (B) the Indebtedness Amount, (C) the Transaction Costs, (D) the Aggregate Exercise Amount, and (E) using the amounts referred to in clauses (A) through (and including) (D), the Closing Merger

Consideration (the “Closing Merger Consideration Calculation”) and, in each case, the components thereof accompanied by reasonable supporting detail and documentation, (ii) a calculation of the Per Share Closing Amount based on the Closing Merger Consideration Calculation, (iii) the updated Allocation Schedule and (iv) the percentage and amount of the Closing Merger Consideration that each Equityholder, as applicable, shall be entitled to receive in accordance with the Allocation Schedule.

(b)       The Closing Statement and components thereof shall be subject to the review and comment of Parent and the final version of the Closing Statement shall be reasonably satisfactory to Parent.  The Company and Parent shall attempt in good faith to resolve any disputes with respect to the Closing Statement.  From and after the date Parent receives the Closing Statement until the Closing Date, the Company shall (i) make available to Parent and its accountants and advisors the documents used in the preparation of, or reasonably related to, the Closing Statement and (ii) give Parent access, during normal business hours and upon reasonable notice, to the personnel, accountants, properties, books and records of the Company for such purpose.

(c)       Upon prior reasonable notice from Parent in connection with any payment of any Milestone Payments to the Equityholders, the Equityholders’ Representative will deliver to Parent (and to the Paying Agent, as appropriate) an updated Closing Statement that reflects such contemplated payment of any Milestone Payments to Equityholders.

Section 1.9        Other Closing Payments

(a)       Transaction Costs; Expense Amount; Indemnity Escrow Amount. At the Closing, (i) the Company shall pay (or upon request of the Company, Parent shall pay or cause the Paying Agent to pay, on behalf of the Company), to the Persons to which Transaction Costs are owed, the sums necessary to pay such Transaction Costs in accordance with wire transfer instructions provided by such Persons prior to the Closing, (ii) the Company shall deposit or cause to be deposited $1,000,000.00 (the “Representative Expense Amount”) with the Equityholders’ Representative and (iii) the Company shall deposit or cause to be deposited the Indemnity Escrow Amount with the Escrow Agent.

(b)       Indebtedness Amount.

(i)        Prior to the Closing, the Company shall deliver to Parent fully executed payoff letters from all holders of Indebtedness Amounts being repaid at the Closing, which such payoff letters shall be in customary form, include wire instructions for such holder of Indebtedness Amounts and authorize the filing of UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with any Liens on any assets or Shares of the Company.

(ii)       In connection with the Closing, the Company shall cause the holders of the Employee Notes to deliver written agreements (which may be in the form of special clauses in their Letters of Transmittal) reasonably satisfactory to Parent pursuant to which the Employee Notes, including all principal and interest due thereon, will be repaid in full from the Closing Merger Consideration otherwise payable to such holders immediately following the Closing.

(c)       At the Closing, Parent shall pay or cause the Paying Agent to pay, on behalf of the Company, to the holders of the Indebtedness Amounts, as set forth in such payoff letters delivered pursuant to the clause (b)(i) above, the sums necessary to pay all Indebtedness Amounts in accordance with the wire instructions set forth in such payoff letters and instructions.

Section 1.10      Allocation Schedule.  The Company hereby acknowledges and agrees that the Merger Consideration is being allocated among the Equityholders pursuant to the schedule attached hereto as Exhibit E (as shall be adjusted and updated as of immediately prior to the Effective Time to reflect the payment of the Closing Merger Consideration to the Equityholders, and delivered to Parent and Merger Sub in accordance with Section 1.8(a), the “Allocation Schedule”), which Allocation Schedule (a) is in accordance with the Company Charter, the Company Bylaws and the other Organizational Documents of the Company and (b) shall contain (i) the mailing addresses and, if known to the Company, email addresses for each Equityholder, (ii) in the case of the Stockholders, the number of each class or series of Shares owned by each Stockholder, (iii) in the case of the Option Holders, the number of Shares subject to Company Stock Options outstanding immediately prior to the Effective Time (after giving effect to the full acceleration of vesting in connection with the transactions contemplated by this Agreement or otherwise) held by such Option Holder; (iv) with respect to each holder of Company Warrants, the number of Shares subject to such Company Warrant immediately prior to the Effective Time held by such Person, (v) the portion of the Closing Merger Consideration attributable to such Equityholder’s Shares, Company Stock Options and Company Warrants; (vi) the portion of any Milestone Payments attributable to such Equityholder’s Shares, Company Stock Options and Company Warrants; and (vii) each Equityholder’s Pro Rata Portion.

Section 1.11      Tax Treatment.  Absent a determination within the meaning of Section 1313(a) of the Code, for U.S. federal income tax purposes, no party hereto shall take any action or filing position inconsistent with the following characterizations: (i) the portions of the Milestone Payments allocable to the Equityholders are intended to be part of the aggregate acquisition consideration potentially payable in exchange for Shares in accordance with this Agreement and treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of non-U.S., state or local law, as appropriate, and (ii) the portions of the Milestone Payments allocable to holders of Company Stock Options are not intended to be compensation or wages, or subject to withholding as such, unless and until such portions (or any part thereof) are paid to such holders.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article II, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article II to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections, the “Company Disclosure Letter”), the Company represents and warrants to

Parent and Merger Sub, as of the Agreement Date and, assuming the Closing occurs, as of the Closing, as follows:

Section 2.1        Organization, Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct its businesses as presently conducted.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Company Material Adverse Effect.  The Company has made available to Parent complete and accurate copies of (a) its Organizational Documents as in effect on the Agreement Date, and (b) stock transfer books of the Company. The Company has complied with Section 2115 of the California Corporations Code (if and to the extent it applies) in connection with the Merger and the Transactions.

Section 2.2        Capitalization and Voting Rights.

(a)       The authorized and outstanding capital stock of the Company consists of:

(i)        Preferred Stock.  93,783,318 shares of Preferred Stock, par value $0.0001 (the “Company Preferred Stock”), (i) 23,856,206 of which have been designated Series A Preferred Stock (the “Company Series A Preferred Stock”), all of which are issued and outstanding as of the Agreement Date, (ii) 29,166,580 of which have been designated Series B Preferred Stock (the “Company Series B Preferred Stock”), all of which are issued and outstanding as of the Agreement Date, (iii) 22,763,413 of which have been designated Series C Preferred Stock (the “Company Series C Preferred Stock”), all of which are issued and outstanding as of the Agreement Date, and (iv) 17,997,119 of which have been designated Series D Preferred Stock (the “Company Series D Preferred Stock”), all of which are issued and outstanding as of the Agreement Date.

(ii)       Common Stock.  135,000,000 shares of Common Stock, par value $0.0001 (the “Company Common Stock”), of which 14,287,570 shares are issued and outstanding as of the Agreement Date (and of which 287,430 shares are Company Restricted Shares as of the Agreement Date).  The vesting of all Company Restricted Shares subject to forfeiture conditions shall be accelerated prior to the Closing.

(iii)      Section 2.2(a)(iii) of the Company Disclosure Letter contains a correct and complete list, as of the Agreement Date, of all outstanding Shares (including Company Restricted Shares) indicating the names of the holders thereof and the number of Shares and class thereof held by each such holder.

(iv)      Section 2.2(a)(iv) of the Company Disclosure Letter contains a correct and complete list, as of the Agreement Date, of Company Stock Options, Company Warrants and Company Restricted Shares, including, with respect to each such award, the holder, date of grant, number of shares of Company Common Stock underlying or subject to the award, vesting schedule (including any accelerated vesting by reason of the transactions contemplated by this Agreement) and, where applicable, exercise price.  Each Company Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan, (B) has an exercise price per share of Company Common

Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (C) has a grant date identical to the date on which the Company Board or compensation or other similar committee actually approved such Company Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Stock Option in the Company's Tax returns and financial statements, respectively.  The only plan, program or agreement pursuant to which the Company has granted or issued equity or equity-based awards is the Company Stock Plan and the Company has not ever maintained or sponsored any other equity-based plan,  program or agreement for the benefit of its current or former employees, officers, directors or independent contractors.

(b)        All of such outstanding shares of Company Common Stock and Company Preferred Stock have been validly issued, are fully paid and nonassessable, and were issued in accordance with (i) the registration or qualification provisions of the Securities Act of 1933, as amended (the “Act”), and any relevant state securities laws, or pursuant to valid exemptions therefrom and (ii) any preemptive or other similar rights of any Person. The Company has not redeemed or otherwise acquired any Shares or other equity interests of the Company from any Person (other than forfeitures of unvested options and repurchases of unvested shares at cost upon termination of service of employees and contractors).

(c)        As of the Agreement Date, except for (i) the conversion privileges of Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock, (ii) outstanding Company Stock Options with respect to 13,364,413  shares of Company Common Stock and (iii) outstanding warrants to purchase 3,527,956  shares of Company Common Stock, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from the Company of any shares of its capital stock.  As of the Agreement Date, in addition to the aforementioned options, the Company has reserved an additional 3,015,295 shares of Company Common Stock for purchase upon exercise of options to be granted in the future under the Company Stock Plan.  The Company is not a party or subject to any Contractual Obligation and, to the Company’s Knowledge (without inquiry or investigation), there is no Contractual Obligation between any persons and/or entities, which affects or relates to the voting or giving of written consents with respect to any security or by a director of the Company. In accordance with the Organizational Documents of the Company, in connection with the Merger, each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(d)        No stock plan, stock purchase, stock option or other Contractual Obligation between the Company and any holder of any securities or rights exercisable or convertible for securities provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of the occurrence of any event.

(e)        The Closing Statement and Allocation Schedule will be true, correct and complete, and set forth payments with respect to which the amount to be received by the recipients is consistent with what such recipients are entitled to receive pursuant to this Agreement and their rights as Equityholders.

Section 2.3        Company Subsidiaries.  The Company  does not and has never owned or controlled, directly or indirectly, any interest in any other Person.  The Company is not a participant in any joint venture, partnership, or similar arrangement and is not obligated to, directly or indirectly, make any future investment in or capital contribution to any Person.

Section 2.4        Authority; Execution and Delivery; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery by the Company of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the receipt of the Requisite Stockholder Approval.  The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

Section 2.5        No Conflicts; Governmental Consents.  No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, except (i) compliance with and filings as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Merger Control Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business and (iii) such other items that the failure of which to be obtained or made would not reasonably be expected to, individually or in the aggregate, be material to the Company.

Section 2.6        Litigation; Compliance with Law.

(a)       As of the Agreement Date, there is not, and there has not been during the immediately preceding three (3) years prior to the Agreement Date, a material Proceeding pending, or to the Company’s Knowledge, threatened against the Company.  As of the Agreement Date, the Company is not, and has not been during the immediately preceding three (3) years prior to the Agreement Date, a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or Governmental Entity.  As of the Agreement Date, there is no Proceeding by the Company pending or that the Company intends to initiate.

(b)       The Company is in compliance with, is not and has not been in violation of, and as of the Agreement Date has not received any written notice alleging any violation of Law in any respect, except for such non-compliance, violations and notices that would not reasonably be expected to, individually or in the aggregate, be material to the Company.

Section 2.7        Proprietary Information Agreements.  Each current and former employee and officer of the Company has executed a proprietary information and inventions agreement,

and each current and former consultant to the Company has executed a consulting agreement, in substantially the forms made available to Parent.  As of the Agreement Date, to the Company’s Knowledge, none of its present and former employees, officers or consultants are in violation of such agreements.

Section 2.8        Intellectual Property.

(a)       Company Intellectual Property.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger will not result in the breach of, or create on behalf of any third party the right to terminate or modify, any of the Company’s rights in (i) any Company Owned Intellectual Property or (ii) any Third-Party Intellectual Property.  Section 2.8(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all patents, patent applications, copyright applications and registrations, domain name registrations, trademark applications, and registrations and all other registered Intellectual Property included in the Company Owned Intellectual Property (“Registrations”) enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which the patent or other registration issued, date of filing, date of issuance, and names of all current applicant(s) and registered owner(s) (including any co-owners), as applicable.  All assignments of Registrations to the Company have been properly executed and recorded (including, as applicable, any assignments from any author or inventor of any such Intellectual Property) to the extent necessary in all jurisdictions applicable to such Registrations.  All issuance, renewal, maintenance, annuity and other payments that have, are or will become due, and all filings and other actions (including responses to any office actions) required to maintain and enforce the Registrations, within ninety (90) days after the Agreement Date and the Closing Date, as applicable, have been, as applicable paid, made and/or undertaken by or on behalf of the Company.  All of the Registrations, and to the Company’s Knowledge, exclusively licensed Third Party Intellectual Property, are subsisting and in full force and effect and are, to the Company’s Knowledge, valid and enforceable (provided that no representation or warranty is made pursuant to this sentence with respect to applications for Intellectual Property).

(b)       The patents and patent applications required to be identified in Section 2.8(a) of the Company Disclosure Letter (the “Scheduled Patent Rights”) have not expired or been abandoned (or, in the case of patent applications, are pending).  Except as has been previously disclosed to Parent in writing, to the Company’s Knowledge, there are no grounds for invalidating any Scheduled Patent Right.

(c)       Other than pursuant to a Company Material Contract listed in Section 2.11 of the Company Disclosure Letter, (i) the Company is not a party to any Out-Bound Licenses nor In-Bound Licenses, nor do any shared ownership interests of any kind exist in the Company Owned Intellectual Property and (ii) the Company is not party to any agreements with third parties that materially limit or restrict the Company’s use of the Company Intellectual Property or any Third-Party Intellectual Property.

(d)       Prosecution Matters.  There are no inventorship challenges, or opposition, reexamination, nullity or interference proceedings or other written challenges to ownership, use, registrability, patentability, enforceability or validity declared, commenced or provoked or, to the Company’s Knowledge, threatened, with a Governmental Entity, with respect to any Company

Intellectual Property.  The Company has complied with all of its obligations and duties to the respective patent, trademark and copyright offices, including the duty of candor and disclosure to the U.S. Patent and Trademark Office, with respect to all patent, trademark and copyright applications filed by or on behalf of the Company.

(e)       Ownership.  The Company has good, valid and sufficient title to, free and clear of any Lien (other than Permitted Liens and for clarity, excluding In-Bound Licenses and Out-Bound Licenses from the definition of “Lien” solely for purposes of this sentence), and ownership of, or licenses to, all Intellectual Property used in the conduct of its business as now conducted and as proposed to be conducted, including all materials and components related to the Company’s products and product candidates in their current form, including cell lines, plasmids, vectors, required reagents and similar materials and components used in the  development and manufacture of, and the manufacturing processes related to, the Company’s products and product candidates.  The representation set forth in the immediately preceding sentence does not relate to infringement or misappropriation of Company Owned Intellectual Property or Third Party Intellectual Property exclusively licensed to the Company, which is addressed in Section 2.8(f).  The Company does not have any obligation to disclose or otherwise share information with any Person related to its manufacturing processes with KBI Biopharma, Inc. and the Company owns such manufacturing process, free and clear of all Liens other than Permitted Liens.

(f)       Infringement.  To the Company’s Knowledge, (i) since its inception and as currently conducted, the conduct of the business of the Company has not interfered with, infringed, violated or constituted a misappropriation of, and (ii) the conduct of the business of the Company as proposed to be conducted following regulatory approval to market and sell the Company’s products will not interfere with, infringe, violate or constitute a misappropriation of, any Intellectual Property of any third party.  The Company has not received any written (or to the Company’s Knowledge, oral) notices or claims alleging that the Company has interfered with, infringed upon, violated or misappropriated any of the Intellectual Property rights of any other Person (including any written (or to the Company’s Knowledge, oral) claim that the Company must license or refrain from using any Intellectual Property).  No employee of the Company is obligated under any Contractual Obligation (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Company or that would conflict with the Company’s business as presently conducted.  To the Company’s Knowledge, the business of the Company as currently conducted does not require the use of any inventions of any of the Company’s employees made prior to or outside the scope of their employment by the Company.  As of the Agreement Date, no Company Owned Intellectual Property is subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling of a Governmental Entity, or, other than pursuant to the terms of any agreement set forth in Section 2.8(c) of the Company Disclosure Letter, any Contractual Obligation, restricting or otherwise materially limiting Company’s exploitation thereof in the conduct of its business as presently conducted.  To the Company’s Knowledge, no other Person has misappropriated, infringed or otherwise violated any Company Owned Intellectual Property or any Third-Party Intellectual Property exclusively licensed to the Company.

(g)       Protection Measures.  The Company has taken commercially reasonable and necessary measures to maintain and protect each item of Company Owned Intellectual Property and, to the extent the Company is contractually obligated to do so, any other Company Intellectual Property, and to maintain in confidence all know-how, trade secrets and other confidential information comprising a part thereof (other than confidential information that the Company determined prior to the Closing no longer derives its value by being kept confidential and opted to no longer maintain the confidentiality of such information provided that such disclosure would not be reasonably likely to have an adverse effect on Parent’s rights or interests).

(h)       Other than the agreements identified in Section 2.11 of the Company Disclosure Letter, the Company is not a party to any options, licenses, agreements or covenants of any kind relating to the Company’s right to use or exploit the Company Intellectual Property or Third-Party Intellectual Property that is exclusively licensed to the Company.  Except as provided in the agreements identified in Section 2.11 of the Company Disclosure Letter, the Company is not obligated to indemnify any third party against a charge of infringement of Intellectual Property.

(i)       The Company complies with all applicable Laws, applicable Contractual Obligations, and publically published or posted Company policies, notices and disclosures, in each case, governing the collection, sharing, processing, use, safeguarding, transmission and destruction of Sensitive Data, and, as of the Agreement Date, has not received any written notice or claim alleging a breach or violation of the same.  The Company has implemented and maintained (i) an information security program and (ii) administrative, technical and physical safeguards, in each case ((i)-(ii)) that are reasonably designed to protect the security, confidentiality, and integrity of Sensitive Data and systems that process Sensitive Data and are operated by the Company in connection with the operation of its business.  To the Company’s Knowledge, there have been no security breaches relating to, or any unauthorized access, loss, misappropriation, misuse or acquisition of, any Sensitive Data maintained by the Company or by any third party service provider on behalf of the Company, nor, to the Company’s Knowledge, has there been any security breach or unauthorized access or acquisition of any system operated by the Company or of any such third party service provider on which such Sensitive Data resides or through which such Sensitive Data is processed.  The Company has not provided, or been required by Law or Contractual Obligation to provide, any notice of any security breach or unauthorized acquisition, access or loss of Sensitive Data of the Company to any Person.

(j)       Activities with Governmental Entities or Universities.  No academic institution, research center or Governmental Entity (or any Person working for or on behalf of any such entity) has, or will be entitled to have, any right, title or interest (including any “march in” or co-ownership rights) in or to any Company Owned Intellectual Property or, to the Company’s Knowledge, any Third-Party Intellectual Property that is exclusively licensed to the Company.  Except as set forth in Section 2.8(j) of the Company Disclosure Letter, no funding, Intellectual Property, facilities, personnel or other resources of any academic institution, research center, Governmental Entity has been used in connection with the conception, reduction to practice, development or other creation of any Company Owned Intellectual Property or, to the Company’s Knowledge, any Third-Party Intellectual Property that is exclusively licensed to the Company, in each case in a manner that would cause such institution, center, or Governmental

Entity to have or be entitled to have any right, title, or interest in or to any Company Owned Intellectual Property.

Section 2.9        Compliance with Other Instruments. The Company is not in violation, default, conflict or breach of, nor is any consent or notice required under, nor has there occurred any acceleration of any obligation or loss of material benefit under, (a) any provision of the certificate of incorporation of the Company (the “Company Charter”) or the bylaws of the Company (the “Company Bylaws”), or (b) in any material respect, any Company Material Contract, or, (c) to the Company’s Knowledge, any provision of any federal or state statute, rule or regulation applicable to the Company or any judgment, order, writ or decree to which it is a party, in the case of clauses (b) and (c) that would reasonably be expected to, individually or in the aggregate, be material to the Company.  The execution, delivery and performance of this Agreement, and the consummation of the Transactions, will not result in any such violation, default, conflict, breach, consent or notice requirement, or acceleration or loss, nor will such consummation constitute, with or without the passage of time and giving of notice, an event that results in (x) any such violation, default, conflict, breach, consent or notice requirement or acceleration or loss, (y) the creation of any Lien upon any material assets of the Company or (z) the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations or any of its assets or properties, in the case of clauses (x), (y) and (z) that would reasonably be expected to, individually or in the aggregate, be material to the Company.

Section 2.10       Regulatory Matters and Compliance with Drug Laws.

(a)        Neither the Company nor any of its employees or agents acting on the Company’s behalf has: (i) made any offer to, or used any funds for, unlawful contributions, loans, donations, gifts, entertainment, bribe, rebate, payoff, influence payment, kickback or other or other unlawful expenses, payments or gift of money or anything of value, in each case as prohibited under any applicable Law; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 et seq. or the Anti-Kickback Statute, 42 U.S.C. §1320a-7b, the Physician Self-Referral Law, 42 U.S.C. §1395nn, or their equivalent in any jurisdiction where the Company conducts business; or (iv) made or agreed to make any other unlawful payment.

(b)        Except as set forth in Section 2.10(b) of the Company Disclosure Letter, the Company has not conducted or sponsored, and is not currently conducting or sponsoring, any clinical trials, nor have any clinical trials been conducted or sponsored on the Company’s behalf.  Each of the clinical trials set forth in Section 2.10(b) of the Company Disclosure Letter was conducted or are being conducted in compliance with all applicable Drug Laws.  As of the Agreement Date, no investigational new drug application filed by or on behalf of the Company with the FDA or its comparable foreign Governmental Entity has been terminated or suspended by the FDA or such Governmental Entity, and neither the FDA nor such Governmental Entity has, as of the Agreement Date, commenced, or threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by the Company.

(c)         The manufacturing and research operations conducted by or on behalf of the Company with respect to its products and product candidates are and have been conducted in material compliance with applicable Laws, including the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Part 820 and similar federal, state, local or foreign requirements for the manufacture of such a product or product candidate.

(d)         None of the Company nor, to the Company’s Knowledge, any of its officers, employees or agents, has committed any act, made a statement to the FDA or its comparable foreign Governmental Entity, has failed to disclose a material fact required to be disclosed to the FDA or its comparable foreign Governmental Entity, that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.  Neither the Company nor any Company officer, employee or agent has been disqualified or debarred by the FDA, nor are any such debarment proceedings pending nor, to the Company’s Knowledge, threatened, as of the Agreement Date.

(e)         True, complete and correct copies of any and all of the Company’s submissions to, or material correspondence with, the FDA or its comparable foreign Governmental Entity have been provided to Parent by the Company.

Section 2.11        Agreements; Action.

(a)         As of the Agreement Date, except for agreements contemplated hereby or otherwise related to the Transactions contemplated hereby, each of which have been disclosed to Parent, there are no agreements, understandings or transactions between the Company, on the one hand, and any of its officers, directors, Affiliates, or, to the Company’s Knowledge, any of their Affiliates, on the other hand. No Affiliate of the Company owns any interest in any asset used by the Company in the conduct of its business.  For clarity, no disclosure will be required under this Section 2.11(a) with respect to any portfolio company of any venture capital, private equity or angel investor in the Company.

(b)         Section 2.11(b) of the Disclosure Letter sets forth a complete and accurate list as of the Agreement Date of the following Contractual Obligations to which the Company is a party (each, a “Company Material Contract” and, collectively, the “Company Material Contracts”):

(i)        any agreement (or group of related agreements between the Company and a single third party) under which the Company is obligated to pay, or to be paid, in excess of, $100,000;

(ii)       any In-Bound Licenses or Out-Bound Licenses;

(iii)      any agreement providing for the establishment or operation of a partnership, joint venture or limited liability company;

(iv)       any agreement (or group of related agreements) under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness;

(v)        any agreement for the disposition of any material assets of the Company, excluding any agreement otherwise disclosed under a separate subsection of Section 2.11(b);

(vi)       any agreement for the acquisition of any operating business or the capital stock of any other Person, or the acquisition of any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

(vii)      any agreement (contingent or otherwise) to issue, sell or otherwise distribute or to repurchase or otherwise acquire or retire any shares of the Company’s capital stock or any of its equity securities, other than as set forth in the Company’s Organizational Documents;

(viii)     any collaboration agreement relating to products, product candidates or inventions of the Company;

(ix)        any outstanding general or special powers of attorney granted to a third party by the Company;

(x)         any agreement pursuant to which a third party manages or provides services in connection with clinical trials of the Company’s products or product candidates;

(xi)        any agreement that (A) contains most favored customer or supplier/vendor pricing provisions or (B) grants any rights of first refusal, rights of first negotiation or similar rights to any Person with respect to any material assets of the Company;

(xii)       any agreement containing covenants of the Company that prohibit (or otherwise materially restrict or limit the ability of) the Company from (i) competing in any line of business or geographic or therapeutic area, including any covenant materially restricting the development, manufacture or distribution of the Company’s products or services or (ii) soliciting, hiring or engaging any person;

(xiii)      Any agreement with any Governmental Entity; or

(xiv)      (A) indemnification by the Company with respect to infringements of proprietary rights and (B) any other agreement providing for indemnification by the Company of any Person, other than, in the case of clause (B), customary indemnification provisions entered into in the ordinary course of business.

(c)         For the purposes of Section 2.11(b), all liabilities, agreements, understandings, instruments, Contractual Obligations and proposed transactions involving the same Person (including Persons the Company has reason to believe are Affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

(d)        The Company has made available to Parent a complete and accurate copy of each Company Material Contract in effect as of the Agreement Date. All of the Material Contracts are in writing, in full force and effect, and are valid and binding and enforceable against the Company and, to the Company’s Knowledge, against the other parties thereto in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and to general principles of equity.  The Company is not, nor, to the Company’s Knowledge, is any other party to any Company Material Contract, in material violation of or in material default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a material violation of or default under) any Company Material Contract.

Section 2.12        Related-Party Transactions.  No officer or director of the Company (each, a “Related Party”) or member of such Related Party’s immediate family, or any corporation, partnership or other entity in which such Related Party is an officer, director or partner, or in which such Related Party has ownership interests or otherwise controls, is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them.  To the Company’s Knowledge, none of such Persons has any direct or indirect ownership interest in any firm or corporation with which the Company is Affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, except that such Persons may own stock in publicly traded companies that may compete with the Company.  No Related Party or member of their immediate family is directly or indirectly interested in any Company Material Contract with the Company.  For clarity, this Section 2.12 does not apply with respect to other portfolio companies owned by any venture capital, private equity or angel investor in the Company to which it would otherwise apply by reason of such ownership.

Section 2.13        Permits.  The Company has all material franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it.  The Company is not in default in any material respect under any of such franchises, permits, licenses, or similar authorities.

Section 2.14        Environmental and Safety Laws.  To the Company’s Knowledge, the Company is not in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

Section 2.15        Corporate Documents.  The Company has made available to Parent complete and accurate copies of the Company Charter, the Company Bylaws and the other Organizational Documents of the Company, each as amended to date, and each as so delivered is in full force and effect.

Section 2.16        Title to Property and Assets.  The Company owns its tangible property and assets free and clear of all mortgages, Liens and loans, except Permitted Liens.  With respect to the real and other material tangible property and assets it leases, the Company is in compliance in all material respects with such leases and holds a valid leasehold interest free of any Liens, except Permitted Liens.  For clarity, this Section 2.16 does not apply to the Company Intellectual Property, which is covered by Section 2.8.

Section 2.17       Financial Statements.  The Company has delivered to Parent its audited financial statements (balance sheet and income and cash flow statements, including notes thereto) at December 31, 2016 (the “Financial Statement Date”) and December 31, 2015, and, in each case, for the fiscal year then ended, and its unaudited financial statements (balance sheet and income statement) as at and for the three-month period ended March 31, 2017 (the “Financial Statements”).  The Financial Statements have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated and with each other, except that the unaudited Financial Statements may not contain all footnotes required by U.S. GAAP and may be subject to normal year-end audit adjustments, in each case, which are not material in the aggregate.  The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments in the case of the Unaudited Financial Statements which are not material in the aggregate.  Except as set forth in the Financial Statements, the Company has no material liabilities of any nature (whether absolute, accrued, matured or unmatured, fixed, contingent or otherwise) other than (a) liabilities incurred in the ordinary course of business subsequent to the Financial Statement Date, (b) liabilities for Transaction Costs, (c) liabilities arising under Contractual Obligations, (d) such other liabilities that do not, in the aggregate, exceed $2 million, and (e) liabilities set forth on the balance sheet prepared by the Company as of the Financial Statement Date.  For clarity, the mere existence of a claim, complaint or notice from a third party involving the Company arising after the Agreement Date shall not constitute a breach of this Section 2.17 on the theory that such claim or the matters underlying such claim (absent an underlying breach of another applicable representation, warranty or covenant) constitute an unmatured, contingent or other liability, debt or obligation of the Company.  Except as disclosed in the Financial Statements, the Company is not a guarantor or indemnitor of any Indebtedness of any other Person.  The Company maintains a standard system of accounting established and administered in accordance with U.S. GAAP.

Section 2.18       Changes.  From the Financial Statement Date to the Agreement Date,  (i) the Company has operated its business in the ordinary course of business (other than actions taken by the Company in furtherance of efforts to consummate an initial public offering of the Company and a potential sale of the Company), (ii)  there has not been any Company Material Adverse Effect and (ii) there has not been:

(a)        any material damage, destruction or loss, whether or not covered by insurance;

(b)        any waiver by the Company of a valuable right or of a material debt owed to it;

(c)        any satisfaction or discharge of any material Lien, claim or encumbrance or payment of any obligation by the Company not in the ordinary course of business;

(d)        any material change or amendment to a Company Material Contract or arrangement by which the Company or any of its assets or properties is bound or subject;

(e)        any change in any compensation or equity arrangement or agreement with, or any grant of compensation or equity or equity-based awards to, any current or former employee, officer, director, independent contractor or stockholder; any establishment, adoption, amendment or termination of a Company Benefit Plan or Company Benefit Agreement (or any plan, program, policy, agreement or arrangement that would be a Company Benefit Plan or Company Benefit Agreement if it were in effect on the date hereof) or any hiring or terminating of any officer or other key employee;

(f)        any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets by the Company or, except in the ordinary course of business, to the Company;

(g)        any incurrence of Indebtedness for money borrowed individually in excess of $50,000 or, in the case of Indebtedness individually less than $50,000, in excess of $150,000 in the aggregate;

(h)        any mortgage, pledge, transfer of a security interest in, or Lien, created by the Company, with respect to any of its material properties or assets, except Permitted Liens;

(i)        any loan or guarantee made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of the Company’s business;

(j)        any declaration, setting aside or payment or other distribution in respect of any of the Company’s capital stock, or any direct or indirect redemption, purchase or other acquisition of any of such stock by the Company; or

(k)        any action by the Company not already described in this Section 2.18 that would constitute a breach of Section 4.1 of this Agreement if such action was taken on the day immediately following the date hereof; or

(l)        any agreement or commitment by the Company to do any of the things described in this Section 2.18.

Section 2.19       Employee Matters.

(a)        As of the Agreement Date, the Company employs 19 full-time employees and three part-time, temporary or leased employees and engages 16 consultants.  Section 2.19 of the Company Disclosure Letter sets forth a detailed description of all compensation, including base salary, target bonus or other non-equity incentive compensation, severance obligations and deferred compensation paid or payable for each officer, director, employee, consultant, and temporary or leased employee of the Company who received compensation in excess of $100,000 for the fiscal year ended December 31, 2016 or is anticipated to receive compensation in excess of $100,000 for the fiscal year ending December 31, 2017.  For the purposes of this Section 2.19(a), “consultant” means any individual providing services to the Company who is not an employee, excluding professional service firms (including firms providing advice in areas including legal, tax, clinical statistics and commercial), key opinion leaders and investigators.

(b)        To the Company’s Knowledge, none of its employees or independent contractors is obligated under any Contractual Obligation (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee’s or independent contractor’s ability to promote the interest of the Company or that would conflict with the Company’s business.  Neither the execution or delivery of this Agreement nor the carrying on of the Company’s business by the employees or independent contractors of the Company, nor the conduct of the Company’s business as now conducted will, to the Company’s Knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contractual Obligation, covenant or instrument under which any such employee or independent contractor is now obligated.

(c)        The Company is not delinquent in payments to any of its officers, directors, employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, severance or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such officers, directors, employees, consultants or independent contractors.  The Company has complied in all material respects with all applicable state and federal equal employment opportunity Laws and with other Laws related to employment, including those related to wages, hours, worker classification and collective bargaining.  The Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(d)        As of the Agreement Date, there is no material action pending (or, to the Company’s Knowledge, threatened) by or before any Government Entity with respect to the Company concerning employment-related matters and no current or former applicant, employee or independent contractor of the Company has brought any action (or, to the Company’s knowledge, has threatened to bring any action) against or affecting the Company.

(e)        To the Company’s Knowledge, no individual identified in Section 9.2 of the Company Disclosure Letter has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company within the twelve (12) month-period following the date hereof. No individual identified in Section 9.2 of the Company Disclosure Letter of the Company is employed under a non-immigrant work visa or other work authorization that is limited in duration.

(f)        The Company has not incurred, and to the Company’s Knowledge, no circumstances exist under which the Company would reasonably be expected to incur, any liability arising from the misclassification of employees as consultants or independent contractors and/or from the misclassification of employee as exempt from the requirements of the Fair Labor Standards Act or applicable Law.

(g)        The employment of each employee of the Company is terminable at the will of the Company.  Except as set forth in Section 2.19(d) of the Company Disclosure Letter, upon termination of the employment of any such employees, no severance or other payments will become due except as required by applicable Law.  Except as set forth in Section 2.19(d) of the Company Disclosure Letter, the Company has no policy, practice, plan or program of paying severance pay or any other form of severance compensation in connection with the termination of employment or other services.

(h)        Section 2.19(h) of the Company Disclosure Letter lists (i) all Company Benefit Plans and all Company Benefit Agreements (whether legally enforceable or not, whether formal or informal and whether in writing or not).  The Company has no express or implied commitment to (x) create, incur liability with respect to, or cause to exist any other employee benefit plan, program, policy or arrangement, (y) enter into any Contractual Obligation or agreement to provide compensation or benefits to any individual or (z) modify, change or terminate any Company Benefit Plan or Company Benefit Agreement, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Law.

(i)        The Company has made available to Parent a true and complete copy of each Company Benefit Plan and each Company Benefit Agreement (or, to the extent not written, a written summary thereof) and a true and complete copy of each material document, if any, prepared in connection with each such Company Benefit Plan and Company Benefit Agreement, including the most recent actuarial report (if applicable) and all summary plan descriptions, together with a summary of material modifications, if any, required under ERISA and all material correspondence from any Governmental Entity.  Except as disclosed on Section 2.19(i) of the Company Disclosure Letter, there are no other employee benefit plans, programs, arrangements, policies or agreements, whether formal or informal, whether in writing or not, to which the Company is a party, with respect to which the Company has any obligation or liability or that are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer, director or independent contractor of the Company.

(j)        None of the Company Benefit Plans or Company Benefit Agreements provides for the payment of separation, severance, termination or similar benefits to any Person or obligates the Company to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement or as a result of a “change in ownership or control,” within the meaning of such term under Section 280G of the Code.  Neither the execution and delivery of this Agreement nor the consummation of the Transactions, either alone or together with another event, will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, forgiveness of indebtedness or otherwise) becoming due under any Company Benefit Plan or Company Benefit Agreement or otherwise, whether or not such payment is contingent, other than as may be required under applicable Law at no additional cost to the Company, (ii) increase any benefits otherwise payable under any arrangement, (iii) affect any Company Benefit Plan’s or Company Benefit Agreement’s current treatment under any laws including any Tax or social contribution law or (iv) constitute a triggering event under any Company Benefit Plan or Company Benefit Agreement or otherwise which would result in any payment which could constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any present or former employee, director, officer or independent contractor of the Company.  No Company Benefit Plan or Company Benefit Agreement  provides, or reflects or represents any liability to provide, retiree health, disability or life insurance coverage to any Person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or other applicable statute, and the

Company has never represented, promised to or contracted (whether in oral or written form) with any employee (either individually or to employees as a group) or any other Person that such employee or other Person would be provided with health, disability or life insurance coverage after retirement or other termination of service, except to the extent required by statute.  The Company does not have any obligation to provide any gross-up payment to any Person with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(k)       Each Company Benefit Plan and each Company Benefit Agreement is now and always has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code.  To its knowledge, the Company has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Company Benefit Plan or any Company Benefit Agreement.  No action, claim or proceeding is pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan (other than claims for benefits in the ordinary course) or any Company Benefit Agreement.  Neither the Company nor any Person that is a member of the same controlled group as the Company or under common control with the Company within the meaning of Section 414 of the Code (each, an “ERISA Affiliate”) is subject to any penalty or Tax with respect to any Company Benefit Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.  Each Company Benefit Plan can be amended, terminated or otherwise discontinued at any time without material liability to Parent, the Company or any of their ERISA Affiliates (other than ordinary administration expenses).

(l)        Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination, opinion, notification or advisory letter from the Internal Revenue Service with respect to each such Plan as to its qualified status under the Code, and no fact or event has occurred since the date of such letter from the Internal Revenue Service to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust or result in any liability to the Company, or (ii) has remaining a period of time under applicable Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Benefit Plan.  The Company has provided to Parent the most recent Internal Revenue Service determination, advisory, notification or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code.

(m)      Neither the Company nor any Subsidiary nor any ERISA Affiliate maintains, contributes to, or ever has maintained, contributed to, or been required to contribute to, any employee benefit plan subject to Title IV of ERISA or Section 412 of the Code, including any multiemployer plan (as defined in Section 3(37) of ERISA).

(n)       All contributions, premiums or payments required to be made or accrued with respect to any Company Benefit Plan have been made on or before their due dates, and no unfunded liability exist with respect to any Company Benefit Plan.  All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Entity and, to the Company’s knowledge, no fact or event exists that could give rise to any such challenge or disallowance.

Section 2.20       Tax Returns, Payments and Elections.

(a)        The Company has timely filed, or caused to be timely filed, all income and other material Tax Returns and reports (including information returns and reports) as required by law, and all such Tax Returns were true, correct and complete in all material respects. The Company has timely paid all Taxes whether or not shown thereon as due and owing, except for Taxes being contested in good faith for which adequate reserves had been established in accordance with U.S. GAAP.

(b)        The provision for Taxes of the Company as shown in the Financial Statements is adequate for Taxes due or accrued as of the date thereof.

(c)        The Company has not elected pursuant to the Code, to be treated as a Subchapter S corporation pursuant to Section 1362(a) of the Code.

(d)        As of the Agreement Date, there is no material dispute, audit, examination, proceeding or claim concerning any Tax liability of the Company either claimed or raised by any Governmental Entity in writing that remains unpaid or unresolved. The Company has not executed any waiver of any statute of limitations on the assessment or collection of any material Tax, which waiver remains in effect or agreed to any extension of time with respect to a material Tax assessment or deficiency which assessment or deficiency has not been paid.  Since the Financial Statement Date, the Company has not incurred any Taxes, assessments or governmental charges other than in the ordinary course of business and the Company has made adequate provisions on its books of account for all Taxes, assessments and governmental charges with respect to its business, properties and operations for such period in accordance with U.S. GAAP.

(e)        The Company has deducted, withheld and timely paid to the appropriate Governmental Entity all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Company has complied with all reporting and recordkeeping requirements related to the Company’s withholding requirements.

(f)        The Company has provided or made available to Parent and the Merger Sub true, correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company since January 1, 2013.

(g)        The Company has not executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force.

(h)        Section 2.20(h) of the Company Disclosure Letter lists all closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Entity with or in respect of the Company.

(i)        The Company does not expect to be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) an adjustment under either Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) by reason of a change in method of accounting on or prior to the Closing Date for a taxable period ending on or prior to the Closing Date; (ii) a “closing agreement” described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or before the Closing Date; (iii) an intercompany transaction described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign Tax Law) entered into on or prior to the Closing Date; (iv) a prepaid amount received on or prior to the Closing Date and that is not taken into account in the calculation of liabilities in the Financial Statements; or (vi) an election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(j)        There are no Liens or encumbrances in respect of Tax except for inchoate Liens in respect of current Taxes not yet due or payable.

(k)       The Company has not constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock (i) qualifying for tax-free treatment under Section 355 of the Code prior to the date of this Agreement or (ii) any taxable distribution of equity interest.  The Company has not engaged in a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b) or any “tax shelter” within the meaning of Code Section 6662.  The Company has not been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the laws of the U.S., any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year and the Company does not have any obligation to contribute to the payment of any material Tax of any person or have any liability for the Taxes for any person, as a transferee or successor, by contract or otherwise.  The Company is not a party to or bound by any Tax allocation, sharing or indemnity agreement (for the avoidance of doubt, excluding indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purposes of which do not relate to Taxes).

(l)        The Company has not been a United States real property holding corporation within the meaning of Code section 897(c)(2) during the period specified in Code section 897(c)(1)(A)(ii).

(m)      The Company is not a party to any contract and/or has not granted any compensation, equity or award that could be deemed deferred compensation subject to the additional twenty percent (20%) tax under Section 409A of the Code, and neither the Company nor any person that is a member of the same controlled group as the Company or under common control with the Company within the meaning of Section 414 of the Code has any liability or obligation to make any payments or to issue any equity award or bonus that could be deemed deferred compensation subject to the additional twenty percent (20%) tax under Section 409A of the Code.

(n)       The Company does not have any liability or obligations for Taxes of any Affiliated, consolidated, combined or unitary group of which the Company was treated as a member (or otherwise treated as a part of such group) on or prior to the Closing Date, including pursuant to Treasury Regulation 1.1502-6 (or analogous or similar state, local or non-U.S. Law).

(o)        Each holder of any Company Restricted Share has properly made a valid Code Section 83(b) election with respect to such restricted stock.

Section 2.21       Minute Books.  The minute books of the Company made available to Parent contain a complete summary of all meetings of directors and stockholders since the time of incorporation and reflect all actions referred to in such minutes accurately in all material respects.

Section 2.22       Labor Agreements and Actions.  The  Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, employee organization or other employee representative body and no such contract, commitment or arrangement is being negotiated.  No labor union or organization or representative body has requested or, to the Company’s knowledge, has sought to represent any of the employees, representatives or agents of the Company, and no union or organizing activity is in progress or, to the Company’s knowledge, threatened with respect to any employees of the Company.  There is no strike or other labor dispute involving the Company pending, or to the Company’s Knowledge, threatened, nor, to the Company’s Knowledge, is there any labor organization activity involving its employees.

Section 2.23       Brokers.  Except for Jefferies LLC, no broker, investment banker, financial advisor or other Person is entitled to receive from the Company or any Affiliate of the Company any broker’s, finder’s, financial advisor’s or other similar fee or commission or any other payment of any nature in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 2.24       Information on Registration Statement.  The Company has made available a complete and accurate copy of the Company’s proposed registration statement on Form S-1 for an initial public offering of Company Common Stock pursuant to the Securities Act of 1933, as confidentially filed with the Securities and Exchange Commission on March 24, 2017 (the “Registration Statement”).  As of March 24, 2017, the disclosures made in the Registration Statement with respect to the Company’s clinical trials, preclinical trials or other dosing of product candidates in humans or animals do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 3.1        Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to conduct its businesses as presently conducted.

Section 3.2        Merger Sub.

(a)       Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)       The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are outstanding.  All of such outstanding shares have been validly issued, are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of any Liens.

Section 3.3        Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement).  The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub.  Neither the approval nor adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the stockholders of Parent.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

Section 3.4        No Conflicts; Consents.

(a)       The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the organizational documents of Parent or Merger Sub, (ii) any material Contractual Obligation, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.4(b), any judgment, decree or order of any court or administrative agency or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)       No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, except (i) compliance with and filings under the HSR Act and any other Merger Control Laws, (ii) the filing with the SEC of such reports under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) such other items that the failure of which to be obtained or made would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 3.5        Brokers.  Except for Centerview Partners LLC, no broker, investment banker, financial advisor or other Person is entitled to receive from the Company any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or any of its Affiliates.

Section 3.6        Litigation.  There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any Subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any judgment outstanding against Parent or any Subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 3.7        Available Funds.  Parent shall, pursuant to cash on hand and/or credit facilities in existence on the Agreement Date, have at the Closing and thereafter sufficient funds to permit Parent and Merger Sub to consummate the Transactions occurring at and following the Closing, including the Merger and the full payment of the Merger Consideration.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1        Conduct of Business of the Company.  Except for matters set forth in Section 4.1 of the Company Disclosure Letter or otherwise specifically permitted or required by this Agreement or as required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall conduct its business in the ordinary course and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its officers and employees, (iii) preserve and maintain the Company Intellectual Property, and (iv) preserve its present relationships with suppliers, licensors, licensees, distributors and others having material business dealings with it.  In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 4.1 of the Company Disclosure Letter or otherwise specifically permitted or required by this Agreement or required by applicable Law, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)        declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based units (performance based or otherwise) or other rights to acquire any such shares of capital stock, except for the acquisition by the Company of Company Restricted Shares in connection with the forfeiture or repurchase of the shares subject to such awards and the cancellation by the Company of unvested options in connection with termination of service or the Transactions, in each case in accordance with the terms of the applicable award or instrument as in effect on the date of this Agreement;

(b)        issue, grant, deliver or sell any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based units (performance-based or otherwise) or other rights to acquire such shares or any other rights that give any person the right to receive any economic or voting interest in the nature of equity, including any accruing to the holders of Company Common Stock, Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock or Company Series D Preferred Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options and Company Warrants in accordance with the terms of the applicable plan, award or instrument as in effect on the date of this Agreement;

(c)        amend its certificate of incorporation, bylaws or other comparable organizational documents;

(d)        acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company);

(e)        except as required pursuant to the terms of any Company Benefit Plan in effect on the Agreement Date, adopt, enter into, establish, terminate, amend or modify any (i) collective bargaining, works council or other labor agreement or (ii) Company Benefit Plan or any Company Benefit Agreement;

(f)        (A) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may be required by concurrent changes in (i) U.S. GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or

(ii) Law or (B) fail to pay any accounts payable and accrued expenses of the Company in the ordinary course of business;

(g)       sell, lease (as lessor), license or otherwise dispose of (including through any “spin-off” or pledge, encumber or otherwise subject to any Lien (except Permitted Liens), any tangible properties or assets with a value in excess of $100,000;

(h)       (i) incur any Indebtedness or guarantee any Indebtedness or obligations of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than business expenses advanced to employees in the ordinary course of business;

(i)        other than in accordance with the Company’s capital expenditure budget set forth in Section 4.1(i) of the Company Disclosure Letter, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $100,000;

(j)        (i) except as required by Law or in the ordinary course of business, make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any material amended Tax Return of the Company or enter into any material closing agreement, settle any material Tax claim or assessment or surrender any right to claim a material Tax refund, offset or other material reduction in Tax liability, or (ii) except as required by Law or in the ordinary course of business, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(k)        settle, or offer or propose to settle, (i) any Proceeding involving or against the Company in excess of $100,000, or (ii) any stockholder litigation or dispute against the Company or any of its officers or directors that relates to the Transactions;

(l)         increase the compensation or benefits payable or paid, whether conditionally or otherwise, to any current or former employee, officer, director or independent contractor of the Company (other than (A) any increase adopted in the ordinary course of business consistent with past practice in respect of the compensation of any non-officer employee whose annual base compensation does not exceed $100,000 after giving effect to such increase or (B) any increase in benefits or other compensation required by applicable Law);

(m)       hire, engage or terminate (other than for cause) the employment or engagement of any employee or independent contractor who will earn annual base compensation in excess of $100,000;

(n)        negotiate, enter into, amend or extend any contractual obligation with a labor union, employee organization or other employee representative body;

(o)        enter into, or perform, any transaction with or for the benefit of any director or officer of the Company or any Equityholder that together with its Affiliates owns more than 10% of the Shares, except in the ordinary course of business consistent with past practice or pursuant to Company Material Contracts otherwise disclosed in Section 2.11(b) of the Company Disclosure Letter.

(p)        terminate, enter into, amend, fail to enforce any material provisions of, cancel, renew or modify, or consent to the termination of, any Company Material Contract;

(q)        with respect to Intellectual Property, (A) enter into any Contractual Obligation to sell, assign, license, sublicense, encumber, fail to maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Company Owned Intellectual Property or any Third-Party Intellectual Property,  (B) grant, extend, amend, or waive, cancel or modify any rights in or to the Company Owned Intellectual Property or Third-Party Intellectual Property, (C) fail to use commercially reasonable efforts to file and prosecute any patent applications included in the Company Owned Intellectual Property, (D) divulge, furnish to or make accessible any material trade secrets included in the Company Owned Intellectual Property or Third-Party Intellectual Property to any third party who is not subject to a written agreement to maintain the confidentiality of such trade secrets, (E) enter into any Contractual Obligation that would result in the grant to the Company of any right or license in the Intellectual Property of a third party (other than licenses for shrink-wrap, click-wrap, off-the-shelf or other commercially available software with annual license, maintenance, support and other fees of less than $10,000) or (F) amend, assign, terminate or fail to exercise any right of renewal or extension under any Contractual Obligation covering Company Owned Intellectual Property or Third-Party Intellectual Property; or

(r)        authorize, commit or agree to take any of the foregoing actions.

Parent acknowledges and agrees that:  (i) nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, and (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 4.2        Exclusivity.  The Company agrees that between the Agreement Date and the earlier of the Closing Date and the termination of this Agreement, the Company shall not, and shall take all action necessary to ensure that none of the Company’s officers, directors, employees, investment bankers, attorneys and other advisors or representatives (“Representatives”) shall, directly or indirectly (a) solicit, initiate, consider, knowingly encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any confidential information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage the submission of, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.  The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.  The Company shall notify Parent promptly, but in any event within twenty-four (24) hours, if any such Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto, is made.  Any such notice to Parent shall indicate in reasonable detail the material economic terms of such Acquisition Proposal and shall, subject to any confidentiality agreement in effect on the Agreement Date, disclose the identity of the Person making such Acquisition Proposal, inquiry or other contact or the other terms and conditions of such Acquisition Proposal, inquiry or other contact.  The Company shall not, and shall cause its subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party, without the prior written consent of Parent.  For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger):  (i) any direct or indirect acquisition, purchase or issuance of 15% or more of the capital stock or other equity or ownership interest of the Company (other than the exercise of any Company Stock Options or Company Warrants) or assets of the Company (other than inventory to be sold in in the ordinary course of business consistent with past practice), (ii) any merger, consolidation or other business combination relating to the Company or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company.  The Company shall request in writing that each Person that has received confidential information of the Company in anticipation of a potential acquisition of the Company destroy such information.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1        Approval of the Merger.

(a)       Promptly following the execution and delivery hereof, the Company shall distribute to Stockholders holding at least the number and class of Shares sufficient to provide the Requisite Stockholder Approval the proposed Stockholder Consent.  The Company shall encourage such Stockholders to execute the Stockholder Consent and deliver such executed Stockholder Consent to the Company within 8 hours following the execution and delivery hereof.  Upon obtaining the Requisite Stockholder Approval, the Company shall so notify Parent and shall provide to Parent a certificate of the Company’s secretary certifying as to such vote on behalf of the Company.

(b)       As promptly as practicable after the receipt by the Company of Stockholder Consents executed by Stockholders sufficient to satisfy the Requisite Stockholder Approval, but in no event later than ten (10) Business Days following the date hereof, the Company shall, in accordance with applicable Law, including Sections 228 and 262 of the DGCL, the Company Charter, the Company Bylaws and the other Organizational Documents of the Company, promptly send (x) an information statement (the “Information Statement”) to each Stockholder that has not theretofore executed the Stockholder Consent notifying him, her or it that (i) action has been taken by less than unanimous written consent of the Stockholders, (ii) this Agreement was duly adopted and (iii) appraisal rights are available pursuant to Section 262 of the DGCL, (y) a Letter of Transmittal to each Stockholder and (z) a Cancellation Agreement to each holder of a Company Stock Option, or Company Warrant.  Such notice shall be in a form reasonably acceptable to Parent and shall at all relevant times be in compliance with Section 262 of the DGCL and Law.  The Company shall use its reasonable best efforts to cause all Equityholders to deliver their Letters of Transmittal, Cancellation Agreements and any other required documentation thereunder as promptly as practicable following the distribution of such Information Statement.  If, as and to the extent reasonably requested by Parent, the Company shall exercise, or cause to be exercised, all rights available to it under Section 3 of the Company

Stockholder Agreement and Section 4 of the Company Voting Agreement, and expeditiously comply with all obligations therein.

(c)       Concurrently with or immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement.

Section 5.2        Access to Information; Confidentiality.  The Company shall afford to Parent and to Parent’s Representatives, reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company) during the period prior to the Effective Time to all their respective properties, books and records and Contractual Obligations and, during such period, the Company shall furnish, as promptly as practicable, to Parent all information concerning its business, properties and personnel as Parent may reasonably request; provided,  however, that any reasonable out-of-pocket expenses incurred by the Company in connection with affording such access or furnishing such information shall be reimbursed by Parent.  Notwithstanding the immediately preceding sentence, the Company shall not be required to afford access or furnish information to the extent (a) relating to the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed the Transactions or any similar transaction between the Company and any other Person or (b) the Company determines in good faith that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company, violate applicable Law or result in significant antitrust risk for the Company; provided, in the case of clauses (a) and (b), that the Company shall inform Parent that information or access is being withheld and use its commercially reasonable efforts to make alternative arrangements to afford such access or furnish such information without breaching such confidentiality agreement, jeopardizing such attorney-client privilege, violating applicable Law or resulting in such antitrust risk, as applicable (including, in the case of privileged materials, entering into a customary common interest agreement).  All information exchanged pursuant to this Section 5.2 shall be subject to the confidentiality agreement dated March 7, 2017 between the Company and Parent (the “Confidentiality Agreement”).

Section 5.3        Reasonable Best Efforts; Notification.

(a)       Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Transactions, (ii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of Parent and Merger

Sub shall not be deemed to include (A) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Company’s or any of their respective Affiliates’ businesses, assets or properties if such action is required by a Governmental Entity in connection with the completion of or as a result of the Transactions or (B) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity if required in connection with the completion of the Transactions (each action or condition described in clause (A) or (B), a “Burdensome Condition”).  In addition, the Company shall not accept any of the Burdensome Conditions or take any of the actions set forth in the proviso to the preceding sentence without Parent’s prior written consent or direction, which consent or direction shall not be unreasonably withheld, in which case the Company shall accept any such conditions or take any such actions as directed by Parent; provided that the Company shall not be required to accept any such Burdensome Conditions or take any such actions that are not conditioned upon consummation of the Transactions.  In connection with and without limiting the foregoing, the Company and the Company Board shall (A) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (B) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

(b)        Without limiting the generality of the parties’ obligations under Section 5.3(a), and in furtherance thereof, Parent and the Company shall, or shall cause its ultimate parent entity as that term is defined in the HSR Act to, in consultation and cooperation with the other and as promptly as practicable, (i) (but in no event later than ten (10) Business Days after the date of this Agreement), file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Merger or any of the other Transactions.  Any such filings shall be in substantial compliance with the requirements of the HSR Act.  Each of Parent and the Company shall, or shall cause its ultimate parent entity as that term is defined in the HSR Act to, (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, (ii) give the other party reasonable prior notice of any such filings (other than documents responsive to Item 4(c) or Item 4(d) of the HSR notification) or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity regarding the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings (other than documents responsive to Item 4(c) or Item 4(d) of the HSR notification), submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Merger and the other Transactions and (iv) comply with any reasonable inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable.  Any such additional information shall be in substantial compliance with the requirements of the HSR Act.  The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.3 as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.  Parent agrees not to extend, directly or indirectly, any waiting period under the HSR Act or enter into any agreement with a Governmental Entity to delay or not to consummate the Merger or any of the other Transactions, except with the prior written consent of the Company, which consent may be withheld in its sole discretion.  Notwithstanding anything to the contrary contained in this Agreement, but subject to Parent’s obligations set forth in this Section 5.3, Parent shall have the right to direct all antitrust and competition matters with any Governmental Entity consistent with its obligations hereunder and Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and shall take the lead in all meetings and communications with any Governmental Entity in connection with obtaining any necessary antitrust or competition clearances.

(c)       To the extent reasonably requested by Parent, and subject to the limitations on its obligation to provide information set forth in Section 5.2, the Company shall use commercially reasonable efforts to cooperate and provide the Parent with such information as Parent may reasonably request with respect to:

(i)        any preparation of pro-forma financial statements or any filing with the Securities and Exchange Commission of the Company’s financial statements which may be required in connection with the Transactions, including, to the extent reasonably requested by Parent, commercially reasonable efforts to obtain consents from its independent auditors to the filing of such auditor’s opinions on such financial statements and any representations or certifications from the Company’s management team that may be required or reasonably requested in connection therewith; and

(ii)        Parent’s efforts to obtain the R&W Insurance Policy.

Section 5.4        Equity Awards.

(a)       Prior to the Effective Time, the Board of Directors of the Company shall adopt such resolutions and take such other actions as may be required to effect the following:

(i)        at the Effective Time, each Company Stock Option, to the extent vested and outstanding immediately prior to the Effective Time (after giving effect to any vesting acceleration triggered by the terms of the Merger or otherwise (including without limitation to any action of the Company Board that may be taken prior to the Effective Time in accordance with the terms of the Company Stock Plan)) (each, a “Vested Company Option”) shall be cancelled, with the former holder of such Company Stock Option becoming entitled to receive an amount in cash equal to (x) (A) the excess, if any, of (1) the Per Share Closing Amount over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Company Common Stock subject to such vested portion of Company Stock Option outstanding immediately prior to the Effective Time, (y) with respect to any Milestone Payments described in Exhibit D, an amount equal to the then-applicable Per Share Milestone Payment Amount multiplied by the number of shares of Company Common Stock subject to such vested portion of such Company Stock Option outstanding immediately prior to the Effective Time; provided,  however, that no Milestone Payment shall be paid to a former holder of a Company Stock Option not earned by the fifth anniversary of the Effective Time unless such Milestone Payment shall not result in adverse Tax consequences to Parent or such former holder of a Company Stock Option under Section 409A of the Code  and the Treasury regulations and applicable guidance promulgated thereunder (“Section 409A”), as determined by Parent, and (z) the Per Share Escrow Amount multiplied by the number of shares of Company Common Stock subject to such vested portion of such Company Stock Option outstanding immediately prior to the Effective Time, in each case as provided on the Allocation Schedule.  Except as set forth in Section 5.4(a)(ii) of the Company Disclosure Letter, the Company Board shall accelerate all of the otherwise then-unvested Company Stock Options prior to giving effect to this Section 5.4.  It is intended that each Milestone Payment be treated as a “separate payment” for purposes of Section 409A.  It is further intended that each Milestone Payment satisfy, as applicable and to the greatest extent possible, the “short-term deferral” exemption provided under Treasury Regulation Section 1.409A-1(b)(4).  To the extent a Milestone Payment is not exempt as a “short-term deferral” as provided for in the previous sentence, it is intended that each Milestone Payment satisfy, as applicable and to the greatest extent possible, the rules regarding “certain transaction-based compensation” provided under Treasury Regulation Section 1.409A-3(i)(5)(iv)(A).  Although it is intended that each Milestone Payment be exempt from, or comply with, Section 409A, none of Parent or the Company or any of their respective Affiliates or any other Person shall have any liability to any Option Holder or to any other Person with respect to Section 409A;

(ii)       at the Effective Time, each Company Stock Option to the extent set forth in Section 5.4(a)(ii) of the Company Disclosure Letter or having an exercise price per share of Company Common Stock equal to or greater than the Per Share Closing Consideration, shall be cancelled without the payment of any consideration to the holder thereof;

(iii)      at the Effective Time, each Company Warrant, to the extent outstanding immediately prior to the Effective Time, shall be cancelled, with the former holder of such Company Warrant becoming entitled to receive an amount in cash equal to (x) (A) the excess, if any, of (1) the Per Share Closing Amount over (2) the exercise price per share of Company Common Stock subject to such Company Warrant, multiplied by (B) the number of shares of Company Common Stock subject to such Company Warrant outstanding immediately prior to the Effective Time, (y) with respect to any Milestone Payments described in Exhibit D, an amount  equal to the then-applicable Per Share Milestone Payment Amount multiplied by  the number of shares of Company Common Stock subject to such Company Warrant outstanding immediately prior to the Effective Time, and (z) the Per Share Escrow Amount multiplied by the number of shares of Company Common Stock subject to such Company Warrant outstanding immediately prior to the Effective Time, in each case as provided on the Allocation Schedule; and

(b)        All amounts payable pursuant to this Section 5.4 shall be subject to any required withholding of Taxes and shall be paid without interest.  Each of the Surviving Corporation, the Paying Agent, Parent and their respective subsidiaries shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Company Stock Options pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  Amounts so deducted and withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the former holder of Company Stock Options in respect of which such deduction or withholding was made.

(c)        Prior to the Effective Time, the Company Board or the appropriate committee thereof shall terminate the Company Stock Plan and all rights thereunder, including all Company Stock Options, and under any other plan, program or arrangement providing for the issuance or grant of any interests in respect of Company Common Stock, in each case, effective as of the Effective Time and, in each case, without liability to Parent, other than the obligation to pay the amounts contemplated by this Section 5.4.

(d)        Subject to Section 5.4(b), promptly following the Effective Time, the Surviving Corporation shall pay all amounts payable pursuant to Section 5.4(a) to the former holders of Company Stock Options and Company Warrants, as applicable in accordance with Section 1.7(b) and as set forth on the Allocation Schedule.

Section 5.5        Survival of Indemnification Obligations; Insurance.

(a)       All rights to indemnification and exculpation from liabilities for acts or omissions (including with respect to the Transactions) occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company or any of its predecessors (each, an “Indemnified Party”) as provided in the Company Charter, the Company By-laws or indemnification agreement between such Indemnified Party and the Company in effect as of the date hereof and listed in the Company Disclosure Letter (i) shall survive the Merger, (ii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iii) shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.  Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b)       The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the Effective Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement.  The costs and expenses of such “tail” insurance policies shall be Transaction Costs.  If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(c)       In the event that (i) the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.5.

(d)       The obligations of Parent and the Surviving Corporation under this Section 5.5 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.5 applies without the consent of such affected Indemnified Party.  The provisions of this Section 5.5 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, Contractual Obligation or otherwise.

(e)       Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 5.5.

Section 5.6        Fees and Expenses.  Except as set forth in Section 1.9, Section 5.2 and Section 5.5 or as otherwise contemplated by this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 5.7        Public Announcements.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except (i) as may be required by applicable Law, court process, U.S. GAAP or by obligations pursuant to any listing agreement with any national securities exchange, and (ii) consistent with and substantially similar to the content of the press release announcing the transactions contemplated by this Agreement and after the issuance of such press release.  The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.  Until delivery of the Requisite Stockholder Approval to Parent, neither the Company nor the Equityholders’ Representative shall, and shall cause each of their Affiliates and each Equityholder not to, make any announcement, including to its employees and business partners, regarding the transactions contemplated by this Agreement.  After the Closing, the Equityholders’ Representative shall not make any press release or public statement with respect to the Merger or this Agreement without the prior written consent of Parent.  Notwithstanding the foregoing, but subject to the Representative NDA, the Equityholders’ Representative will be permitted to make disclosures to the extent required in connection with dispute resolution proceedings to the courts and arbitrators involved in such proceedings and other persons (e.g., attorneys, witnesses) involved in such proceedings.

Section 5.8        Stockholder Litigation.  Prior to the termination of this Agreement in accordance with Article VII, the Company shall promptly advise Parent of any Proceeding commenced or, to the Company’s Knowledge, threatened by a stockholder against the Company or its directors relating to any Transaction and shall keep Parent promptly and reasonably informed regarding any such Proceeding.  The Company shall give Parent the opportunity to participate in the defense or settlement of any such Proceeding and shall give due consideration to Parent’s views with respect thereto; provided,  however, that the Company shall control such defense and this Section 5.8 shall not give Parent the right to direct such defense; and provided further, that no settlement of any such Proceeding shall be agreed to without Parent’s consent, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 5.9        Merger Sub and Surviving Corporation Compliance.  Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.10      Section 280G Stockholder Approval.  Following the execution of this Agreement and prior to the Closing, the Company shall submit to the Stockholders for approval (in a manner reasonably satisfactory to Parent), in a manner as required by the terms of Section 280G(b)(5)(B) of the Code and the regulations thereunder, any payments and benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Parent notification and documentation reasonably satisfactory to Parent that (i) a vote of the Stockholders was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers from the intended recipients of the Section 280G Payments that were executed by the affected individuals prior to the solicitation of the vote of the Stockholders pursuant to this Section 5.10.  The Company shall provide to Parent, at least five days prior to the solicitation of the stockholder vote contemplated by this Section 5.10, copies of the materials prepared by the Company in connection with this Section 5.10 (including the disclosure statement and Parachute Payment Waivers), which materials shall be subject to Parent’s approval and comment, with such approval and comment not to be unreasonably withheld, conditioned or delayed.

Section 5.11       Milestone Payments.  Parent and the Equityholders’ Representative shall fulfill their respective obligations pursuant to Exhibit D, which is incorporated by reference herein as if set forth herein.

Section 5.12       Notification of Certain Matters.  From the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate such that the condition set forth in Section 6.2(a) or Section 6.3(a) could not be satisfied, in each case at any time from and after the date of the Agreement until the Effective Time or (b) any material failure of the Parent and the Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that the condition set forth in Section 6.2(a) or Section 6.3(a) could not be satisfied, in each case at any time from and after the date of this Agreement until the Closing Date; provided, that unintentional failure to give notice under this Section 5.12 shall not be deemed to be a breach of covenant under this Section 5.12 and shall constitute only a breach of the underlying representation, warranty, covenant, condition or agreement, as the case may be.  Notwithstanding the above, the delivery of any notice pursuant to this Section 5.12 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

Section 6.1         General Conditions.  The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)        No Legal Restraints.  No temporary or permanent judgment, decree or order issued by any Governmental Entity of competent jurisdiction or Law or other legal restraint or prohibition promulgated by any Governmental Entity of competent jurisdiction (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b)        HSR Act; Merger Control Law.  Any waiting period (and any extension thereof) under the HSR Act  applicable to the Merger shall have expired or shall have been terminated.

(c)        Stockholder Approval.  The Company shall have obtained the Requisite Stockholder Approval.

(d)       Escrow Agreement.  Parent, the Equityholders’ Representative and the Escrow Agent will have executed and delivered the Escrow Agreement.

Section 6.2        Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)       Representations, Warranties and Covenants.  The representations and warranties of Parent and Merger Sub contained in this Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions shall be true and correct in all respects (disregarding any qualifications as to materiality or Parent Material Adverse Effect) as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date, except to the extent that the failure of such representations and warranties to be so true and correct has not had a Parent Material Adverse Effect.  Parent and Merger Sub shall have materially performed all obligations and agreements and materially complied with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.  The Company shall have received from each of Parent and Merger Sub a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer of each of Parent and Merger Sub.

Section 6.3        Conditions to Obligations of Parent and Merger Sub.  The respective obligations of Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)       Representations, Warranties and Covenants.  The representations and warranties of the Company contained in (i) Sections 2.1, 2.2 and 2.4 of this Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with such sections shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true in all respects) as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date and (ii) the remainder of Article II of this Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with such remainder shall be true and correct in all respects as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date, except to the extent that the failure of such representations and warranties to be so true and correct has not had a Company Material Adverse Effect (it being agreed that any “materiality” and “Company Material Adverse Effect” qualifications in particular representations and warranties shall be disregarded in determining whether any such failures to be true and correct have had a Company Material Adverse Effect for purposes of this clause (ii)).  The Company shall have materially performed all obligations and agreements and materially complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.  Parent and Merger Sub shall have received from the Company a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer of the Company.

(b)       Certificate of Merger.  Parent and Merger Sub shall have received an executed counterpart of the Certificate of Merger, signed by the Company.

(c)       Consents and Approvals.  (i) All authorizations, consents, orders and approvals of all Government Entities and officials listed on Schedule 6.3(c), and (ii) all third party consents and estoppel certificates from the parties listed on Schedule 6.3(c) shall have been received and shall be reasonably satisfactory in form and substance to Parent.

(d)       Resignations.  Parent shall have received letters of resignation from the directors of the Company and each of its subsidiaries, in form and substance reasonably satisfactory to Parent.

(e)       Termination of Financing Documents.  Parent shall have received evidence of the termination, in form and substance reasonably satisfactory to Parent, of each of the agreements listed on Schedule 6.3(e).

(f)       Termination of 401(k) Plan.  Parent shall have received evidence of the termination, in form and substance reasonably satisfactory to Parent, of the Company’s 401(k) Plan.

(g)       Termination of Benefit Plans.  Parent shall have received evidence of the termination, in form and substance reasonably satisfactory to Parent, of the Company Benefit Plans listed in Schedule 6.3(g).

(h)       Dissenting Shares.  The Equityholders holding at least 97.0% of the Shares will have either (i) adopted this Agreement and approved the Merger and the transactions contemplated hereby by executing a joinder to the Requisite Stockholder Approval in accordance with the DGCL and the Organizational Documents of the Company, and such joinder will have been delivered to the Parent, (ii) waived their rights under Section 262 of the DGCL, or (iii) not exercised any appraisal or dissenters’ rights or any equitable remedy during the 20 day period required under the DGCL during which the Equityholders have the opportunity to exercise their rights under Section 262 of the DGCL.

(i)       Absence of Litigation.  No action will be pending by a Governmental Entity (i) which would prevent consummation of any of the transactions contemplated by this Agreement, (ii) which would result in any of the transactions contemplated by this Agreement being rescinded following their consummation, (iii) which would limit or otherwise adversely affect the right of Parent (or any Affiliate thereof) to own the Shares (including the right to vote the Shares), to control the Company, or to operate all or any portion of the business or assets or any portion of the business or assets of Parent or any of its Affiliates or (iv) would compel the Parent or any of its Affiliates to dispose of all or any portion of either the business or assets of the Company or the business or assets of the Parent or any of its Affiliates.

(j)       Material Adverse Effect.  Since the Agreement Date, there will not have occurred or arisen any Company Material Adverse Effect.

(k)       Closing Statement.  The Closing Statement and Allocation Schedule have been delivered to the Parent and each is reasonably satisfactory to Parent in the form required by this Agreement.

(l)        FIRPTA Certification.  The Company shall have delivered to Parent a certificate (conforming in form and substance to the requirements of Treasury Regulations section 1.1445-2(b)(2)) certifying that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m)      Support Agreement.  Parent shall have received fully executed copies of the Support Agreements, each of which will be in full force and effect as of the Closing Date.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1        Termination.  This Agreement may be terminated at any time prior to the Effective Time:

(a)        by mutual written consent of Parent, Merger Sub and the Company;

(b)        by either Parent or the Company if the Merger shall not have been consummated on or before September 19, 2017 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Merger to be consummated on or prior to such date; or

(c)        by either Parent or the Company if any Legal Restraint permanently preventing or prohibiting consummation of the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (c) shall have complied with its obligations under Section 5.3 in respect of any such Legal Restraint;

(d)        by Parent if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, or any of its representations or warranties become inaccurate, which breach or failure to perform or inaccuracy (i) would result in a failure of conditions set forth in Section 6.3(a) and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the receipt of written notice to the Company of such breach and (y) the Outside Date (provided that Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement);

(e)        by the Company if Parent or Merger Sub  breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement or any of its representations or warranties become inaccurate, which breach or failure to perform or inaccuracy (i) would result in a failure of conditions set forth in Section 6.2(a) and (ii) has not been cured prior to the earlier of (x) 30 days after the receipt of written notice to Parent or

Merger Sub of such breach and (y) the Outside Date (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement); or

(f)        by the Parent, if the Requisite Stockholder Approval shall not have been obtained and delivered to Parent within eight (8) hours following the execution and delivery of this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party in accordance with Section 9.1.

Section 7.2        Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement), other than the last sentence of Section 5.2, Section 5.6, this Section 7.2 and Article IX, which provisions shall survive such termination.

Section 7.3        Amendment; Extension; Waiver.

(a)       At any time prior to the Effective Time, the parties may, by written instrument, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement.  Notwithstanding the foregoing, no amendment shall be made to this Agreement after the Effective Time.

(b)      This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

INDEMNIFICATION

Section 8.1        Indemnification by the Equityholders.

(a)       Indemnification.  Subject to the limitations set forth in this Article VIII,  Parent, Merger Sub and each of their  respective Affiliates (including, following the Closing, the Company), and the Representatives, Affiliates, successors and assigns of each of the foregoing Persons (each, a “Parent Indemnified Person”) shall be indemnified, defended and held harmless by the Equityholders, severally, in accordance with their respective Pro Rata Portions (and not jointly), other than with respect to Section 8.1(a)(v) below, with respect to which each Equityholder is solely and severally responsible for its own breaches or inaccuracies, and not those of any other Equityholder, from, against and in respect of any and all Proceedings, liabilities, Governmental Orders, Liens, losses, damages, bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including reasonable costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys’ and experts’ fees and expenses), whether or not involving a Third Party Claim (collectively, “Losses”), incurred or suffered by the Parent Indemnified Persons or any of them as a result of, arising out of or relating to:

(i)        any fraud on the part of the Company with respect to, or any breach of, or inaccuracy in, any representation or warranty made by the Company in this Agreement, or in any certificate delivered by or on behalf of the Company pursuant to Section 6.3 of this Agreement (in each case, assuming that all qualifications contained in this Agreement and each such Schedule or certificate as to materiality, including each qualifying reference to the defined term “Company Material Adverse Effect”, the phrase “substantial compliance”, and the words “material”, “material to the Company” and “materially,” were deleted therefrom (provided that for clarity, this parenthetical will not operate to make references to “Company Material Contract” into “Contract” or “Material Adverse Effect” into “Effect”));

(ii)       any breach or violation of any covenant or agreement of the Company to the extent required to be performed or complied with by the Company at or prior to the Closing or pursuant to this Agreement;

(iii)      any unpaid Transaction Costs or any Indebtedness of the Company that were not taken into account in the determination of the Closing Merger Consideration (calculated net of any Cash Amount that was not taken into account in the determination of the Closing Merger Consideration);

(iv)      any Dissenting Shares less, in the event of a settlement or final determination of the appraised value of such Dissenting Shares, the portion of the Merger Consideration that would have been payable in respect of such Dissenting Shares had such Dissenting Shares not been Dissenting Shares; or

(v)       with respect to each Equityholder, (A) any breach of, or inaccuracy in, a representation or warranty made by such Equityholder in the Letter of Transmittal or Support Agreement, or (B) any breach or violation of, or failure by such Equityholder to perform, any covenant or agreement contained in the Letter of Transmittal or Support Agreement.

(b)         Monetary Limitations.  The Parent Indemnified Persons will not be entitled to indemnification pursuant to Section 8.1(a)(i) in respect of Losses arising from the breach of, or inaccuracy in, any representation or warranty described therein unless and until the aggregate amount of all such Losses incurred or suffered by the Parent Indemnified Persons exceeds $2,000,000 (at which point the Parent Indemnified Persons will be indemnified for all such Losses in excess of such amount); provided, that the foregoing limitations will not apply to (a) claims for indemnification pursuant to Section 8.1(a)(i) in respect of breaches of, or inaccuracies in the Company Fundamental Representations or (b) claims based upon fraudulent breach of such representation or warranty.  The Equityholders’ aggregate liability in respect of claims for indemnification pursuant to Section 8.1(a)(i)-(iv) will not exceed the Indemnity Escrow Amount (the “Cap”).

Section 8.2        Indemnification by the Parent.

(a)       Indemnification.  Subject to the limitations set forth in this Article VIII, from and after the Closing, the Parent shall indemnify, defend and hold harmless each of the Equityholders and each of their respective Affiliates, and the Representatives, Affiliates, successors and assigns of each of the foregoing Persons (each, a “Equityholder Indemnified Person”), from, against and in respect of any and all Losses incurred or suffered by the Equityholder Indemnified Persons or any of them as a result of, arising out of or relating to:

(i)        any fraud on the part of Parent or Merger Sub (or any Affiliate or Representative thereof) with respect to any breach of, or inaccuracy in any representation or warranty made by or on behalf of either of the Parent or Merger Sub in this Agreement or in any certificate delivered by or on behalf of either Parent or Merger Sub pursuant to Section 6.2 of this Agreement (in each case, assuming that all qualifications contained in this Agreement and each such Schedule or certificate as to materiality, including each qualifying reference to the phrase “substantial compliance”, the words “material” and “materially” and all similar phrases and words were deleted therefrom); or

(ii)       any breach or violation of any covenant or agreement of Parent or Merger Sub.

(b)       Monetary Limitations.  Parent will have no obligation to indemnify the Equityholder Indemnified Persons pursuant to Section 8.2(a)(i) in respect of Losses arising from the breach of, or inaccuracy in, any representation, warranty or statement described therein unless and until the aggregate amount of all such Losses incurred or suffered by the Equityholder Indemnified Persons exceeds $2,000,000 (at which point the Parent will indemnify the Equityholder Indemnified Persons for all such Losses in excess of such amount), and the Parent’s aggregate liability in respect of claims for indemnification pursuant to Section 8.2(a)(i) will not exceed the Cap; provided, that the foregoing limitations will not apply to (a) claims for indemnification pursuant to Section 8.2(a)(i) in respect of breaches of, or inaccuracies in, the Parent Fundamental Representations or (b) claims based upon fraudulent breach of such representation or warranty.  Claims for indemnification pursuant to Section 8.2(a)(i) in respect of breaches of, or inaccuracies in, the Parent Fundamental Representations will not exceed the amounts paid or payable hereunder.

Section 8.3        Other Limitations.

(a)       Any Losses as to which indemnification provided for in this Article VIII may apply shall be determined net of any cash recovery actually received by an Indemnified Person with respect to insurance or third party indemnification or contribution specifically with respect to the specific matter for which indemnification is sought, less any documented current or prospective costs associated with obtaining such recovery.  If an Indemnified Person receives any amounts under applicable insurance policies or third party indemnification or contribution payments subsequent to its receipt of an indemnification payment by the Indemnifying Party

(including via the Indemnity Escrow Amount or set off against Milestone Payments), then such Indemnified Party will, without duplication, promptly reimburse the Indemnifying Party for any indemnification payment made by the Indemnifying Party up to the amount received by the Indemnified Person (less any documented current or prospective costs associated with obtaining such recovery).

(b)       Any claim for Losses will be calculated without regard to any damages (i) which are punitive or exemplary or (ii) which are not reasonably foreseeable under an objective standard, except in each case to the extent awarded by a Governmental Entity pursuant to a Third Party Claim.

(c)       Any claim for indemnification under Section 8.1(a)(i)-(iv) against the Equityholders, and any offer to compromise or settle such claim, must be made on a pro rata basis to all Equityholders (based on their respective Pro Rata Portions).

(d)       Notwithstanding any other provision of this Agreement, the Company is not making and shall not be construed to have made, and the Equityholders shall not have any liability or indemnification obligation with respect to, any representation or warranty as to the amount or availability of any net operating losses, Tax credits, or other Tax attribute.  Notwithstanding any other provision of this Agreement, the Equityholders shall not have any liability or indemnification obligation (i) resulting from any election made under Section 338 of the Code with respect to the Transactions (ii) for any Taxes of the Company or any of the Subsidiaries resulting from any action taken by the Company or Parent after the Closing on the Closing Date or (iii) the ability of Parent, the Surviving Corporation or any of their Affiliates to utilize any Tax asset or attribute (e.g., net operating loss carryforward or Tax credit carryforward) in any Tax period or portion thereof beginning on or after the Closing Date.  This Section 8.3(d) shall not apply to any liability or indemnification obligation of the Equityholders in connection with a breach of, or inaccuracy in, or violation of, Section 2.20(i) or Section 4.1(j) by the Company.

(e)       Any liability for indemnification under this Article VIII shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach or other violation of more than one representation, warranty, covenant, agreement, certificate or certification.  In addition, if and solely to the extent that an amount of Losses in connection with an indemnifiable matter was already taken into account in connection with calculation of the Closing Merger Consideration, the same amount of such Losses may not be recovered under this Article VIII.

Section 8.4        Time for Claims; Notice of Claims.

(a)       Time for Claims.  No claim may be made or suit instituted seeking indemnification pursuant to Section 8.1(a)(i)-(iv) or 8.2(a)(i) unless a written notice is provided to the Indemnifying Party at any time prior to the date that is eighteen (18) months following the Closing Date. No claim may be made or suit instituted seeking indemnification pursuant to Section 8.1(a)(v) unless a written notice is provided to the Indemnifying Party at any time prior to the expiration of the applicable statute of limitations for breach of contract.

(b)       Written Notice of Indemnification Claims.  In the event that any Indemnified Person wishes to make a claim for indemnification under this Article VIII, the Indemnified Person shall give written notice of such claim to each Indemnifying Party (with all notices to the Equityholders being given to the Equityholders’ Representative within the applicable time limitations contained in Section 8.4(a)).  Any such notice shall describe the breach or inaccuracy and other material facts and circumstances upon which such claim is based and the estimated amount of Losses involved, in each case, in reasonable detail in light of the facts then known to the Indemnified Person; provided, that no defect in the information contained in such notice from the Indemnified Person to any Indemnifying Party will relieve such Indemnifying Party from any obligation under this Article VIII, except to the extent such failure to include information actually and materially prejudices such Indemnifying Party.

Section 8.5        Third Party Claims.

(a)       Notice of Third Party Claims.  Promptly after receipt by an Indemnified Person of written notice of the assertion of a claim by any Person who is not a party to this Agreement (a “Third Party Claim”) that would give rise to a claim for indemnification against an Indemnifying Party under this Article VIII, the Indemnified Person shall give written notice thereof to the Indemnifying Party; provided, that no delay on the part of the Indemnified Person in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Article VIII, except to the extent such delay actually and materially prejudices the Indemnifying Party.

(b)       Assumption of Defense, etc.  The Indemnifying Party will be entitled to participate in the defense of any Third Party Claim that is the subject of a notice given by or on behalf of any Indemnified Person pursuant to Section 8.5(a).  Upon request, the Indemnified Person will give the Indemnifying Party copies of complaints, pleadings, notices and material communications with respect to such Third Party Claim (subject to execution a customary form of non-disclosure agreement if such an agreement is not already in place).  In addition, the Indemnifying Party will have the right to defend the Indemnified Person against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Person so long as (i) the Indemnifying Party gives written notice that they or it will defend the Third Party Claim to the Indemnified Person within fifteen (15) days after the Indemnified Person has given notice of the Third Party Claim under Section 8.5(a) stating that the Indemnifying Party will, and thereby covenants to, indemnify, defend and hold harmless the Indemnified Person from and against the entirety of any and all Losses the Indemnified Person may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party  provides the Indemnified Person with evidence reasonably acceptable to the Indemnified Person  that the Indemnifying Party will have adequate financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Person, (iv) the Indemnified Person has not been advised by counsel that an actual or potential conflict of interest exists between the Indemnified Person and the Indemnifying Party in connection with the defense of the Third Party Claim as a result of different defenses available to them, (v) the Third Party Claim does not relate to or otherwise arise in connection with any criminal or regulatory enforcement Proceeding or Tax contests, (vi) settlement of, an adverse judgment with respect to, or conduct of the defense of the Third Party

Claim by the Indemnifying Party is not, in the good faith judgment of the Indemnified Person, reasonably likely to be materially adverse to the Indemnified Person’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) and (vii) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.  The Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; provided, that the Indemnifying Party will pay the fees and expenses of separate counsel retained by the Indemnified Person that are incurred prior to the Indemnifying Party’s assumption of control of the defense of the Third Party Claim.

(c)       Limitations on Indemnifying Party Control.  The Indemnifying Party will not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Person unless such judgment, compromise or settlement (i) provides for the payment by the Indemnifying Party of money as sole relief for the claimant, (ii) results in the full and general release of all Indemnified Person from all liabilities arising or relating to, or in connection with, the Third Party Claim and (iii) involves no finding or admission of any violation of Law or the rights of any Person and no effect on any other claims that may be made against the Indemnified Person.

(d)       Indemnified Person’s Control.  (1) If the Indemnifying Party does not deliver the notice contemplated by clause (i) of Section 8.5(b), or the evidence contemplated by clause (ii) of Section 8.5(b), within fifteen (15) days after the Indemnified Person has given notice of the Third Party Claim pursuant to Section 8.5(a), or otherwise at any time fails to conduct the defense of the Third Party Claim actively and diligently,  or (2) if such notice and evidence is given on a timely basis and the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently but any of the other conditions in Section 8.5(b) is or becomes unsatisfied, then in each case the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, that the Indemnifying Party will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld, conditioned or delayed (it being understood and agreed that it shall be reasonable for the Indemnifying Party to withhold such consent if it believes in good faith that there is not any underlying basis for indemnification with respect to such judgment, compromise or settlement)).  In the event that the Indemnified Person conducts the defense of the Third Party Claim pursuant to this Section 8.5(d), the Indemnifying Party will remain responsible for any and all Losses that the Indemnified Person may incur or suffer resulting from, arising out of, relating to, or caused by the Third Party Claim to the extent such Losses are otherwise indemnifiable as provided in this Article VIII (subject to the limitations set forth in this Article VIII).

Section 8.6        Sources for Indemnification.

(a)       Any Losses for which a Parent Indemnified Person is entitled to indemnification (as determined according to the procedures in this Article VIII) pursuant to Section 8.1(a)(i)-(iv) may only be satisfied from the Indemnity Escrow Amount, which will constitute the sole and exclusive remedy therefor other than pursuant to the R&W Insurance Policy.

(b)       Any Losses for which a Parent Indemnified Person is entitled to indemnification (as determined according to the procedures in this Article VIII) pursuant to Section 8.1(a)(v) shall, at the option of the Parent, be satisfied (i) in cash by wire transfer of immediately available funds by the breaching Equityholder, (ii) by way of set off against a Milestone Payment (via deduction from payments otherwise payable to such Equityholder) or (iii) by set off against amounts otherwise to be released to such Equityholder from the Indemnity Escrow Amount maintained pursuant to the Indemnity Escrow Agreement; provided that the maximum liability of any Equityholder will be the amounts actually received or receivable by such Equityholder hereunder (inclusive of such Equityholder’s Pro Rata Portion of the Cap).

Section 8.7        Exclusive Remedies.  The parties acknowledge and agree that, following the Closing, their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, statement, covenant, agreement or obligation set forth herein, shall be pursuant to the indemnification provisions set forth in this Article VIII.  For clarity, this means that the survival and claim periods and liability limits set forth in this Article VIII shall control notwithstanding any statutory or common law provisions or principles to the contrary.  In furtherance of the foregoing, each Indemnified Person hereby waives, to the fullest extent permitted under any Laws, any and all Proceedings for any breach of any representation, warranty, statement, covenant, agreement or obligation set forth herein it may have against the Indemnifying Parties and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII.  Nothing in this Section 8.7 shall limit any Person’s liability for fraud personally committed by such Person.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1        Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by facsimile, email (with confirmation of receipt) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided that with respect to notices deliverable to the Equityholders’ Representative, such notices shall be delivered solely via facsimile or email:

(a)       if to Parent or Merger Sub, to:

Bioverativ Inc.

225 Second Avenue

Waltham, MA 02451

Attention: General Counsel

Email: andrea.difabio@bioverativ.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Attention: Christopher D. Comeau, Esq.

Email: christopher.comeau@ropesgray.com

(b)       if to the Company, to:

True North Therapeutics, Inc.

951 Gateway Blvd.

South San Francisco, CA 94080

Attention: Nancy Stagliano

Email: Nancy@truenorthrx.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

201 S. Main Street, Suite 700

Ann Arbor, MI 48104

Attention: Marcia A. Hatch and Andrew Luh

Fax:  734-585-2201

Email: mhatch@gunder.com

(c)       if to the Equityholders’ Representative, to:

Fortis Advisors LLC

Attention: Notices Department

Fax: (858) 408-1843

Email: notices@fortisrep.com

Section 9.2       Definitions.  For purposes of this Agreement:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by Contractual Obligation or otherwise.

“Aggregate Exercise Amount” means the sum of the exercise prices of all Vested Company Stock Options and Company Warrants that are unexpired, unexercised and outstanding as of immediately prior to the Effective Time and that are included in the Fully Diluted Share Number as calculated at the Effective Time.

“Base Purchase Price” means $400,000,000.00.

“Business Day” means any day on which banks are not required or authorized by Law to close in San Francisco, California and Boston, Massachusetts.

“Cancellation Agreement” means an Option and Warrant Cancellation Agreement, dated as of the Closing Date, by and between the Company and each holder of Company Stock Options or Company Warrants, in form and substance reasonably acceptable to Parent and the Company.

“Cash Amount” means the aggregate amount of all cash and cash equivalents  of the Company, as of immediately prior to the Effective Time, determined in accordance with U.S. GAAP (for clarity, such calculation will deduct (i) the Representative Expense Amount and (ii) $4,000,000 (representing the responsibility of the Equityholders for the premium cost of the R&W Insurance Policy)).

“Change of Control Payments” means any bonus, severance, retention or other payment or benefit or other form of compensation that is created, accelerated, accrues or becomes payable by the Company to any present or former director, stockholder, employee or independent contractor thereof, including pursuant to any employment agreement, benefit plan or any other Contractual Obligation (other than payments in respect of the Company Stock under or as described in Article II of this Agreement), including any employer-side payroll Taxes payable on or triggered by any such payment, as a direct or indirect result of, or in connection with, the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, including, without limitation, any such amounts that are “double trigger” in nature and do not become payable until at or following the Closing except as set forth on Section 9.2 of the Company Disclosure Letter.  For clarity, this definition of “Change of Control Payments” is not intended to, and shall not be deemed to, include any bonus, severance, retention or other payment or benefit or other form of compensation payable pursuant to any employment agreement, benefit plan or any other Contractual Obligation entered into by Parent or its Affiliates on or after the Effective Time.

“Closing Merger Consideration” means an amount in cash equal to (a) the Base Purchase Price, plus (b) the Cash Amount, minus (c) the Indebtedness Amount, minus (d) the Transaction Costs, plus (e) the Aggregate Exercise Amount, minus (f) the Indemnity Escrow Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Agreement” means each employment, consulting, indemnification, tax gross-up, change in control or transaction bonus, severance or termination agreement or arrangement between the Company, on the one hand, and any current or former director, officer, employee or other service provider of the Company, on the other hand (but excluding any Company Benefit Plans) or with respect to which the Company has or could reasonably be expected to have any liability.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each other compensation, bonus, pension, profit sharing, retirement, loan, deferred compensation, incentive compensation, equity or equity-based compensation, vacation, severance, disability, death benefit, fringe benefit, hospitalization, medical, post-employment or retirement or other employee benefits plan, policy, program, arrangement or understanding, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company, in each case for the benefit of any current or former director, officer, employee, independent contractor or other service provider of the Company or with respect to which the Company has or could reasonably be expected to have any liability.

“Company Board” means the board of directors of the Company.

“Company Fundamental Representations” means the representations and warranties set forth in Sections 2.1 (Organization; Standing; Power), 2.2 (Capitalization; Voting Rights), 2.3 (Company Subsidiaries), 2.4 (Authority; Execution and Delivery; Enforceability), 2.20 (Tax Returns, Payments and Elections) and 2.23 (Brokers).

“Company Intellectual Property” means all Intellectual Property used or held for use by the Company in the conduct of the Company’s business as currently conducted and includes Company Owned Intellectual Property and Third-Party Intellectual Property that is exclusively licensed to the Company.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company, in whole or in part.

“Company Material Adverse Effect” means any change, event, development, effect or occurrence that, when considered either individually or in the aggregate with all other changes, (i) has, or would be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company, or (ii) prevents or materially delays, or is reasonably likely to prevent or materially delay, the consummation of the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement; provided,  however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect: any change, event, effect or occurrence to the extent resulting from or arising in connection with (A) general conditions in the industries in which the Company operates, (B) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States or elsewhere in the world, (C) any change or prospective change in applicable Law or U.S. GAAP (or interpretation or enforcement thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster, (F) the failure, in and of itself, of the Company to meet any projections, forecasts, estimates or predictions before, on or after the Agreement Date (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement or pendency of any of the Transactions, including any loss of or change in relationship with any employee, officer, customer, supplier, vendor or other business partner to the extent resulting from or arising in connection with such announcement or pendency (it being understood that this clause (G) shall not apply with respect to a representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions), or (H) the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, except in the case of clause (A), (B), or (C), to the extent that the Company is disproportionately affected thereby as compared with other participants in the industries in which the Company operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Restricted Share” means any share of Company Common Stock subject to vesting, repurchase at no more than cost or forfeiture granted under the Company Stock Plan.

“Company Stock Option” means any option to purchase Company Common Stock granted under the Company Stock Plan.

“Company Stock Plan” means the Company’s 2013 Stock Plan.

“Company Stockholder Agreement” means that certain Stockholder Agreement, as amended, entered into by the Company and the Stockholders, dated as of August 23, 2013.

“Company Voting Agreement” means that certain Voting Agreement, as amended, entered into by the Company and the Stockholders, dated as of October 6, 2016.

“Company’s Knowledge” means the actual knowledge, after reasonable inquiry of all employees of the Company who are their respective direct reports and reasonably likely to have knowledge of the matter in question, as of the Agreement Date, of each of the individuals identified in Section 9.2 of the Company Disclosure Letter.

“Contractual Obligation” means, with respect to any Person, any legally binding contract, agreement, deed, mortgage, lease, sublease, license, sublicense or other legally binding commitment, promise, undertaking, obligation, arrangement, instrument or understanding, whether written or oral, or other document or instrument (including any document or instrument evidencing or otherwise relating to any Indebtedness), to which such Person is a party.

“Drug Laws” means statutes, laws (statutory, common or otherwise), ordinances, rules, regulations and administrative policies enforced by the FDA and comparable foreign Governmental Entities.

“Employee Notes” means those certain promissory notes, issued to the Company by Nancy Stagliano and Peter Van Vlasselaer.

“Equityholder” means any holder of Company Common Stock or Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares), any Option Holder or any holder of Company Restricted Shares (except with respect to any right to receive the Merger Consideration).

“Escrow Agent” means an independent third party bank to be mutually and reasonably agreed upon by Parent and the Company prior to the Closing.

“Escrow Agreement” means that certain agreement, by and between Parent, the Escrow Agent, and the Equityholders’ Representative, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company (which will specify an escrow period of eighteen (18) months following the Closing Date).

“FDA” means the United States Food and Drug Administration.

“fraud”  means intentional fraud (i.e., with scienter).

“Fully Diluted Share Number” means means the sum of (a) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares), (b) the aggregate number of shares of Company Common Stock issuable upon the conversion of all shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares), (c) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to Company Stock Options vested as of immediately prior to the Effective Time and (d) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to Company Warrants outstanding as of immediately prior to the Effective Time.

“Governmental Entity” means any transnational, national, federal, state, provincial, local or other government, domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, assessment, settlement, consent, determination or award made, issued or entered by or with any Governmental Entity.

“In-Bound License” means any option, license or agreement of any kind with respect to the Intellectual Property of any Person other than Company, except for non-exclusive licenses entered into in the ordinary course of business, including materials transfer agreements, “background licenses” in proprietary information and inventions agreements and consulting agreements, and end-user, object code, internal-use software license, support or maintenance agreements.

“Indebtedness Amount” means Indebtedness of the Company as of immediately prior to the Effective Time determined in accordance with U.S. GAAP.

“Indebtedness” means, without duplication, the aggregate amount of (i) any liabilities or obligations of the Company for borrowed money, whether direct or indirect, current or non-current (including amounts outstanding under overdraft facilities), or with respect to deposits or advances of any kind to the Company, and any prepayment premiums, penalties and any other fees and expenses paid to satisfy such indebtedness, (ii) any liabilities or obligations of the Company evidenced by bonds, debentures, notes or similar instruments, (iii) any liabilities or obligations of the Company under conditional sale or other title retention agreements, (iv) any obligations of the Company issued or assumed as the deferred purchase price of property or services (excluding obligations of the Company to creditors for goods and services incurred in the ordinary course of such Person’s business and paid in a manner consistent with past practice), (v) any obligations of others secured by any Lien other than Permitted Liens on property or assets owned or acquired by the Company, whether or not the obligations secured thereby have been assumed, (vi) any obligations of the Company under interest rate or currency swap transactions (valued at the termination value thereof), (vii) any amounts owed or reimbursable with respect to drawn letters of credit issued for the account of the Company, (viii) any guaranties, endorsements and other similar obligations or arrangements whether direct or indirect in respect of indebtedness for borrowed money by others, (ix) any liabilities or obligations under leases required to be accounted for as capital leases under U.S. GAAP; (ix) all cured but unpaid interest (or interest equivalent) to the date of determination, related to any items of Indebtedness referred to in clauses (i) through (viii); (x) any accrued fees, expenses, premiums, interest, penalties and other amounts payable in connection with any of the foregoing, and (xi) any accounts payable or accrued expenses in excess of $7,000,000 in the aggregate (excluding deferred rent and liability for early exercise of stock options).

“Indemnified Person” means a Parent Indemnified Person or Equityholder Indemnified Person, as applicable.

“Indemnifying Party” means, (a) in the case of a claim for indemnification by a Parent Indemnified Person, the Equityholders and (b) in the case of a claim for indemnification by an Equityholder Indemnified Person, the Parent.

“Indemnity Escrow Amount” means $40,000,000.

“Indemnity Escrow Fund” means, as of any time, the Indemnity Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (a) any investment losses thereon incurred prior to such time and (b) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Intellectual Property” means all (A) patents (including divisions, continuations, continuations-in-part, reexaminations, extensions, renewals, provisional filings and statutory invention registrations); (B) trademarks, service marks, trade names, trade dress, domain names, brand names, certification marks and corporate names, together with all goodwill related to the foregoing; (C) copyrights and designs; (D) trade secrets, (E) know-how, confidential information and any other intangible intellectual property rights; and (F) all applications for and registrations of any of the foregoing, and all U.S. and foreign rights arising under any of the foregoing.

“Law” means any U.S. or foreign statute, law, ordinance, rule, regulation, agency requirement or Drug Law.

“Lien” means any charge, lien, pledge, security interest, mortgage, deed of trust, or other similar encumbrance.

“Merger Consideration” means the sum of (a) the Closing Merger Consideration, (b) the portion of the Indemnity Escrow Amount payable to the Equityholders and (c) the aggregate amount of all Milestone Payments under Exhibit D.

“Option Holder” means any Person that holds a Company Stock Option as of immediately prior to the Effective Time.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, investor rights agreements, voting agreements, and similar instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out-Bound License” means any option, license or agreement granted by Company in any Company Owned Intellectual Property, except for non-exclusive licenses entered into in the ordinary course of business, including materials transfer agreements.

“Parent Fundamental Representations” means the representations and warranties set forth in Sections 3.1 through 3.5 and Section 3.7.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially delays (a) the consummation of the Merger and the other Transactions or (b) the ability of Parent to perform its obligations under this Agreement in any material respect.

“Per Share Closing Amount” means (x) the Closing Merger Consideration divided by (y) the Fully Diluted Share Number.

“Per Share Escrow Amount” means (x) the portion of the Indemnity Escrow Amount payable to the Equityholders divided by (y) the Fully Diluted Share Number.

“Per Share Milestone Payment Amount” means, with respect to any Milestone Payments payable under Exhibit D, the product of (x) such Milestone Payment and (y) a fraction (a) whose numerator is one (1), and (b) whose denominator is the Fully Diluted Share Number; provided,  however,  that with respect to any calculation with respect to a Milestone Payment payable after the Effective Time and not earned on or prior to the fifth anniversary thereof,  the Fully Diluted Share Number shall exclude the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to Company Stock Options vested as of immediately prior to the Effective Time unless such payment may be made to a former holder of a Company Stock Option without incurring adverse Tax consequences under Section 409A, as determined by Parent.

“Permitted Liens” means (a) statutory Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with U.S. GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business, (c) Liens to secure landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, or similar programs mandated by applicable Law, (e) with respect to Company securities, any restrictions on transfer imposed by applicable federal and state securities laws, (f) such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby, (g) licenses for shrink-wrap, click-wrap, off-the-shelf or other commercially available software with annual license, maintenance, support and other fees of less than $10,000 and (h) out-bound non-exclusive licenses in materials transfer agreements that do not provide the licensee with any rights to develop, commercialize or otherwise exploit the Intellectual Property licensed thereunder beyond the specific use provided for in such non-exclusive license.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Proceeding” means any claim, controversy, action, cause of action, suit, litigation, arbitration, investigation, opposition, interference, audit, assessment, hearing, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before any Governmental Entity.

“Pro Rata Portion” means the percentage set forth on the Allocation Schedule under the heading “Pro Rata Portion”.

“R&W Insurance Policy” means an insurance policy to be issued to Parent in respect of indemnifiable breaches of representations and warranties hereunder.

“Requisite Stockholder Approval” means the affirmative vote or written consent of (i) the Stockholders holding a majority of the Shares entitled to vote thereon at the record date for such vote, voting together as a single class on an as-converted basis, and (ii) the Stockholders holding a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

“Sensitive Data” means  (a) individually identifiable Protected Health Information, as defined under the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act; (b) information required by any applicable Law, Government Entity or Governmental Order to be encrypted, masked or otherwise protected from disclosure; (c) government identifiers that are not publicly available, such as Social Security or other individual tax identification numbers, driver’s license numbers and other government-issued identification numbers; (d) bank account, credit or debit card numbers, with or without any required security code, access code, personal identification number or password, that in each case would permit access to an individual’s financial account, and account information, including balances and transaction data; and (e) passwords or log-in credentials for accessing accounts.

“Shares” means shares of Company Common Stock, Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock.

“Stockholder” means any Person that owns Shares as of immediately prior to the Effective Time.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Support Agreements” means those certain support agreements, entered into between the Company and each of Nancy Stagliano, Pamela Wapnick, Peter Van Vlasselaer, Adam Rosenthal, Graham Parry, Sandip Panicker, and Gary Patou, on the date hereof and effective as of the Closing Date.

“Taxes” means all U.S. federal, state, local, non-U.S. and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, value added, social security, gain, customs duties, capital stock, environmental, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, registration, severance, stamp, occupation, premium, real property, personal property, windfall profits, customs, duties, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges in the nature of a tax, together with any interest, any penalties or additions to tax with respect thereto, whether disputed or not, including any fees or penalties imposed on a person in respect of any information tax return made to a Governmental Entity of competent jurisdiction.

“Tax Return” means any return, election, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Third-Party Intellectual Property” means Intellectual Property which the Company is licensed under that is used in the business of the Company, excluding generally commercially available, off-the-shelf software programs.

“Transaction Costs” means (i) the fees, expenses and disbursements of the Company or its Affiliates and its and their respective agents, representatives, brokers, finders, financial advisors, accountants and counsel, (ii) the fees, expenses and disbursements of any Equityholder or its Affiliates (excluding the Company) and their respective agents, representatives, brokers, finders, financial advisors, accountants and (iii) all Change of Control Payments, in each case of clauses (i) through (iii), incurred in connection with or arising from the process by which the Company and/or the Equityholders solicited, discussed, negotiated and consummated, as applicable, strategic alternatives and/or this Agreement and/or the transactions contemplated hereby (including the Merger), but solely to the extent such fees, expenses and disbursements are the responsibility of the Company and are accrued and remain unpaid as of the

Closing.  For clarity, this definition of “Transaction Costs” is not intended to, and shall not be deemed to, address contract non-contravention matters.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“U.S. GAAP” means the generally accepted accounting principles used in the United States of America, consistently applied.

Section 9.3        Interpretation.  The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “will” shall be construed to have the same meaning as the word “shall”.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “or” shall not be exclusive.  The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to May 22, 2017.  Unless the context requires otherwise (i) any definition of or reference to any Contractual Obligation, instrument or other document or any Law herein shall be construed as referring to such Contractual Obligation, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, but only to the extent, in the case of any material amendment, supplement or other modification to any Contractual Obligation, instrument or other document listed in the Company Disclosure Letter, that such amendment, supplement or other modification is also listed in the appropriate schedule, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 9.4        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.5        Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.6        Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.

(a)        This Agreement and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter of this Agreement and the Confidentiality Agreement and (ii) except for Section 5.5, are not intended to confer upon any Person other than the parties any rights or remedies.  Notwithstanding clause (ii) of the immediately preceding sentence, following the Effective Time the provisions of Article I shall be enforceable by holders of Certificates, solely through the Equityholders’ Representative, to the extent necessary to receive the Merger Consideration to which such holders are entitled thereunder and the provisions of Section 5.4 shall be enforceable by holders of Company Stock Options, solely through the Equityholders’ Representative, to the extent necessary to receive the amounts to which such holders are entitled thereunder.

(b)        Each of Parent and Merger Sub acknowledges that, (1) except for the representations and warranties contained in Article II, neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions and (2) neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article II.

(c)        Except for the representations and warranties contained in Article III, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

Section 9.7         Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.8         Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that (i) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement, (ii) Parent may collaterally assign any or all of its rights (but not obligations) hereunder to any provider of debt financing, and (iii) Parent may assign any or all of its rights, interests and obligations hereunder to any of its Affiliates, but no such assignment shall relieve Parent of any of its obligations under this Agreement.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.9         Specific Enforcement; Jurisdiction.

(a)        The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement that are required to be performed prior to or at the Closing were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement prior to or at the Closing and to enforce specifically the performance of the terms and provisions of this Agreement which are required to be performed prior to or at the Closing in any court referred to in Section 9.9(b), without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The right to seek specific enforcement shall include the right of each party to cause the other party to cause the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement (and Parent acknowledges that in the event such remedy is unavailable for any reason, the recoverable monetary damages of the Company hereunder shall not be limited to reimbursement of expenses or out-of-pocket costs, but rather shall include without limitation the benefit of the bargain lost by the Equityholders (including any lost premium), taking into consideration all relevant factors (including the total amount payable to the Equityholders hereunder and the time value of money), which in each case shall be deemed to be damages of the Company and shall be recoverable by the Company on behalf of the Equityholders).  The parties further agree, with respect to obligations required to be performed prior to or at the Closing, not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.  Each of the parties acknowledges and agrees that the right of specific enforcement of obligations arising prior to or at the Closing is an integral part of the transactions contemplated by this Agreement and without such right, none of the parties would have entered into this Agreement.

(b)        Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware) for the purpose of any Proceeding arising out of or relating to this Agreement, the Merger or any of the other

Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware) in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 9.1 (provided that nothing in this Section 9.9(b) shall affect the right of any party to serve legal process in any other manner permitted by Law or shall limit the notice obligations under Section 9.1) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Merger or any of the other Transactions in any court other than the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware).  The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided,  however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

Section 9.10       Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement, the Merger or any other Transaction.  Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.10.

Section 9.11       Equityholders’ Representative.

(a)        By virtue of the approval of the Merger and this Agreement by the Equityholders and without any further action of any of the Equityholders or the Company, the Company hereby irrevocably constitutes and appoints Fortis Advisors LLC as the Equityholders’ sole, exclusive, true and lawful agent and attorney-in-fact (the “Equityholders’ Representative”), and each Equityholder irrevocably constitutes and appoints the Equityholders Representative as his/her/its sole, exclusive, true and lawful agent and attorney-in-fact, with full power of substitution to act in such Equityholder’s name, place and stead with respect to all transactions contemplated by and all terms and provisions of this Agreement and the Escrow Agreement, and to act on such Equityholder’s behalf in any dispute, litigation or arbitration involving this Agreement and the Escrow Agreement, and to do or refrain from doing all such further acts and things, and execute all such documents, on such Equityholder’s behalf, as the Equityholders’ Representative deems necessary or appropriate in connection with the transactions contemplated by this Agreement and the Escrow Agreement, including the power: (i) to execute and deliver this Agreement and the Escrow Agreement and any and all amendments, waivers or modifications hereof and thereof; (ii) to waive any condition to the obligations of such Equityholder to consummate the transactions contemplated by this Agreement, the Escrow

Agreement and the Equityholders’ Representative Engagement Agreement; (iii) to execute and deliver all ancillary agreements, certificates and documents, and to make representations and warranties therein, on behalf of such Equityholder that the Equityholders’ Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement, the Escrow Agreement and the Equityholders’ Representative Engagement Agreement; (iv) with respect to any claims for indemnification made by Parent hereunder, agree to, object to, negotiate, enter into settlements and compromises of, and demand litigation of and comply with orders and awards of courts with respect to such claims; (v) with respect to any disputes regarding Milestone Events or otherwise hereunder, agree to, object to, negotiate, enter into settlements and compromises of, and demand litigation of and comply with orders and awards of courts and arbitrators with respect to such disputes; and (vi) to do or refrain from doing any further act or deed on behalf of such Equityholder as is assigned, delegated or charged to the Equityholders’ Representative or that the Equityholders’ Representative otherwise deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement, the Escrow Agreement and the Equityholders’ Representative Engagement Agreement, as fully and completely as such Equityholder could do if personally present.  Notwithstanding the foregoing, the Equityholders’ Representative shall have no obligation to act on behalf of the Equityholders, except as expressly provided herein, in the Escrow Agreement and in the Equityholders’ Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Equityholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter, other than pursuant to Exhibit D.  All such actions set forth or described in this Section 9.11(a) will be deemed to be facts ascertainable outside this Agreement and will be binding on the Equityholders.

(b)        The powers, immunities and rights to indemnification granted to the Equityholders’ Representative hereunder (i) are deemed coupled with an interest and will be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Equityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Equityholder of the whole or any fraction of his, her or its interest in the Indemnity Escrow Fund.  Parent, its Affiliates and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Equityholders’ Representative on behalf of the Equityholders in all matters referred to herein. All notices delivered by Parent or the Company (following the Closing) to the Equityholders’ Representative (whether pursuant hereto or otherwise) for the benefit of the Equityholders will constitute notice to the Equityholders.

(c)        The Equityholders’ Representative will act for the Equityholders on all of the matters set forth in this Agreement in the manner the Equityholders’ Representative believes to be in the best interest of the Equityholders as a whole and consistent with its obligations under this Agreement, but neither the Equityholders’ Representative, nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group  (collectively, the “Equityholders’ Representative Group”), will be responsible to the Equityholders for any loss or damages it or they may suffer by reason of the performance by the Equityholders’ Representative of its duties under this Agreement, under the Escrow Agreement or under the Equityholders’ Representative Engagement Agreement, other than loss or damage arising from fraud, bad faith, gross negligence or willful misconduct by the Equityholders’ Representative.

(d)        If the Equityholders’ Representative resigns or is otherwise similarly unable to carry out its duties hereunder, then the Equityholders with an aggregate Pro Rata Portion of at least 50.1% (the “Requisite Equityholders”) will, within five Business Days, appoint a new Equityholders’ Representative. The Requisite Equityholders may at any time, for any reason or no reason, remove the Equityholders’ Representative. If at any time there is not a Equityholders’ Representative and the Equityholders fail to designate in writing a successor Equityholders’ Representative within twenty (20) Business Days after receipt of a written request delivered by Parent to the Requisite Equityholders requesting that a successor Equityholders’ Representative be designated in writing, then Parent may appoint a new Equityholders’ Representative hereunder (who will not be affiliated with Parent).  The immunities and rights to indemnification of the Equityholders’ Representative Group shall survive the resignation or removal of the Equityholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(e)        All actions, decisions and instructions of the Equityholders’ Representative taken, made or given pursuant to the authority granted to the Equityholders’ Representative pursuant to this Section 9.11 will be conclusive and binding upon each Equityholder and such Equityholder’s successors as if expressly confirmed and ratified in writing by such Equityholder, and no Equityholder will have the right to object, dissent, protest or otherwise contest the same. Each Equityholder, by the execution and delivery of any Stockholder Consent, Letter of Transmittal or Cancellation Agreement, as applicable, will be deemed to have approved, confirmed and ratified any action taken by the Equityholders’ Representative in the exercise of the power-of-attorney granted to the Equityholders’ Representative pursuant to this Section 9.11, which power-of-attorney, being coupled with an interest, is irrevocable and will survive the death, incapacity or incompetence of each such Equityholder.

(f)        The Equityholders’ Representative Group will not be liable to the Equityholders for any act done or omitted hereunder in its capacity as the Equityholders’ Representative unless caused by fraud, bad faith, gross negligence or willful misconduct by the Equityholders’ Representative. The Equityholders’ Representative will not have any fiduciary, agency or other duties to the Equityholders and its only obligations will be as expressly set forth in this Agreement. The Equityholders’ Representative is serving in that capacity solely for purposes of administrative convenience, and is not personally liable for any of the obligations of the Equityholders hereunder, and Parent and the Company agree that they will not look to the underlying assets of the Equityholders’ Representative for the satisfaction of any obligations of the Equityholders (or any of them). The Equityholders will severally, in accordance with their respective Pro Rata Portions (and not jointly), indemnify and defend the Equityholders’ Representative Group and hold the Equityholders’ Representative on demand harmless against any damages, losses, claims, liabilities, fees, costs, expenses (including costs incurred in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Equityholders’ Representative Expenses”) incurred by the Equityholders’ Representative and arising out of or in connection with the acceptance, performance or administration of the Equityholders’ Representative duties hereunder, under the Escrow Agreement or under the Equityholders’ Representative Engagement Agreement, including the reasonable fees and expenses of any legal counsel, accountants, auditors and other professionals or advisors retained by the Equityholders’ Representative, in each case as such Equityholders’ Representative Expenses are incurred, which rights will survive the resignation or removal of the

Equityholders’ Representative, except to the extent caused by fraud, bad faith, gross negligence or willful misconduct by the Equityholders’ Representative.   The Equityholders’ Representative will be entitled to retain its own counsel and other professional advisers in connection with the acceptance, performance or administration of the Equityholders’ Representative’s duties hereunder, under the Escrow Agreement or under the Equityholders’ Representative Engagement Agreement or the exercise of any of the Equityholders’ Representative’s rights hereunder, under the Escrow Agreement or under the Equityholders’ Representative Engagement Agreement, and will further be entitled to withdraw from the Representative Expense Amount the amount of any Equityholders’ Representative Expenses, and in the event that the Representative Expense Amount has been fully depleted, the amount of such Equityholders’ Representative Expenses may be withdrawn from any amounts otherwise distributable to the Equityholders, at the time of such distribution (provided, that nothing in this Section 9.11(f) shall relieve the Equityholders of their obligation to promptly pay such Equityholders’ Representative Expenses as they are suffered or incurred, nor prevent the Equityholders’ Representative from seeking any remedies available to it at law or otherwise). In the event of any ambiguity or uncertainty hereunder, the Equityholders’ Representative may, in its sole and reasonable discretion, refrain from taking any action, unless the Equityholders’ Representative receives written instructions, signed by the Advisory Group (in accordance with the terms of the Equityholders’ Representative Engagement Agreement), that eliminate such ambiguity or uncertainty. The Equityholders acknowledge that the Equityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby.  Furthermore, the Equityholders’ Representative shall not be required to take any action unless the Equityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Equityholders’ Representative in performing such actions.

(g)        If the Equityholders’ Representative elects to take any other action under this Agreement that may require the payment of amounts out of the Representative Expense Amount, including for any attorneys, accountants, auditors or other advisors, the Equityholders’ Representative may refrain from taking any such action until such time as the Equityholders’ Representative, upon seven days’ notice to the Advisory Group, receives written commitments signed by the Advisory Group (in accordance with the terms of the Equityholders’ Representative Engagement Agreement) for payment of such expenses, in which case all Equityholders will pay their Pro Rata Portion of such estimated expenses. Any such initial notice by the Equityholders’ Representative to the Advisory Group will include a statement of the balance of the Representative Expense Amount, the good faith estimate of the reasonable expenses to be incurred by the Equityholders’ Representative, the amount by which the estimated expenses to be incurred exceed the balance of the Representative Expense Amount, and each Equityholder’s Pro Rata Portion of such excess expense amount.  Each Equityholder will deliver its Pro Rata Portion of any excess expense amount by wire transfer of immediately available funds, using the wire instructions identified in any such initial notice, no later than ten days following the date on which the Equityholders’ Representative gives such Equityholder notice of the receipt of commitments signed by the Advisory Group (in accordance with the terms of the Equityholders’ Representative Engagement Agreement) for payment of such excess expenses; provided,  however, that no Equityholder will be required to make any payments, individually or in the aggregate, pursuant to this Section 9.11(g) in excess of 95% of the Merger Consideration previously received by such Equityholder. Any amounts thus paid will increase the balance of the Representative Expense Amount.

(h)        The Representative Expense Amount shall be held by the Equityholders’ Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Equityholders’ Representative for any Equityholders’ Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Equityholders’ Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Equityholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Expense Amount other than as a result of its fraud, bad faith, gross negligence or willful misconduct.  The Equityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Expense Amount, and has no tax reporting or income distribution obligations. The Equityholders will not receive any interest on the Representative Expense Amount and assign to the Equityholders’ Representative any such interest. Subject to Advisory Group approval, the Equityholders’ Representative may contribute funds to the Representative Expense Amount from any consideration otherwise distributable to the Equityholders. As soon as reasonably determined by the Equityholders’ Representative that the Representative Expense Amount is no longer required to be withheld, the Equityholders’ Representative shall distribute the remaining Representative Expense Amount (if any) to the Paying Agent and/or Parent, as applicable, for further distribution to the Equityholders.

(i)        The Equityholders’ Representative shall have reasonable access to information about the Surviving Corporation and the reasonable assistance of the Company’s former officers and employees for purposes of performing its duties and exercising its rights hereunder; provided,  however, that neither Parent nor the Surviving Corporation shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would jeopardize the protection of attorney-client privilege.  The Equityholders’ Representative shall take reasonable steps to ensure that any information provided by the Parent or the Surviving Corporation pursuant to this Agreement is not disclosed to any competitor of the Parent or the Surviving Corporation.

(j)        Certain Equityholders (the “Advisory Group”) will, on or prior to the Closing, enter into an agreement (the “Equityholders’ Representative Engagement Agreement”) with the Equityholders’ Representative regarding direction to be provided by the Advisory Group to the Equityholders’ Representative in connection with its services under this Agreement, the Escrow Agreement and the Equityholders’ Representative Engagement Agreement. Upon written request from Parent, the Equityholders’ Representative shall provide to Parent the names of the Equityholders comprising the Advisory Group as of such time; provided that the Advisory Group shall have no more than five (5) members at any time without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).  The Advisory Group shall incur no liability to the Equityholders for any liability incurred by the members of the Advisory Group while acting in good faith and arising out of or in connection with the acceptance or administration of their duties (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith), even if such act or omission constitutes negligence on the part of the Advisory Group or one of its members.  This indemnification and exculpation shall survive the termination of this Agreement.  Prior to the Closing, the Equityholders’ Representative and each member of the Advisory Group shall enter into a customary confidentiality agreement with Parent, on terms reasonably acceptable to Parent (the “Representative NDA”).

(k)        The Equityholders’ Representative shall be entitled to (i) rely upon the Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party.

Section 9.12       Privileged Information; Conflicts.  If the Equityholders’ Representative so desires, acting on behalf of the Equityholders and without the need for any consent or waiver by Company, Parent, or Merger Sub, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson”) shall not be precluded by reason of its pre-Closing representation of the Company from representing the Equityholders after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto.  Without limiting the generality of the foregoing, after the Closing, Gunderson shall not be precluded by reason of its pre-Closing representation of the Company from representing the Equityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction, or dispute (including any litigation, arbitration, or other adversary proceeding) with Parent, the Company, or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims.  Parent, Merger Sub, and the Company further agree that, as to all communications among Gunderson and the Equityholders’ Representative and the Equityholders and their respective Affiliates (individually and collectively, the “Seller Group”) that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the exception of client confidence belongs solely to the Seller Group and may be controlled only by the Seller Group and shall not pass to or be claimed by Parent, Sub, and Company, because the interests of Parent and its Affiliates were directly adverse to the Company, the Equityholders, and the Equityholders’ Representative at the time such communications were made.  This right to the attorney-client privilege shall exist even if such communications may exist on the Company’s computer system or in documents in the Company’s possession.  Notwithstanding the foregoing, in the event that a dispute arises between Parent, Merger Sub, and the Company, on the one hand, and a Person other than a party to this Agreement, on the other hand, after the Closing, the Company may assert the attorney-client privilege to prevent disclosure to such third-party of confidential communications by Gunderson; provided,  however, that the Company may not waive such privilege without the prior written consent of the Equityholders’ Representative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Equityholders’ Representative have duly executed this Agreement, all as of the date first written above.

BIOVERATIV INC.

By:	/s/ John Cox
Name: John Cox
Title: Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

TITN MERGER SUB, INC.

By:	/s/ John Cox
Name: John Cox
Title: President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

TRUE NORTH THERAPEUTICS, INC.

By:	/s/ Nancy Stagliano
Name: Nancy Stagliano
Title: President & Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

FORTIS ADVISORS LLC

By:	/s/ Richard A. Fink
Name: Richard A. Fink
Title: Managing Director

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Exhibit D

Milestone Payments

Milestones.  Within thirty (30) days after the occurrence of each milestone event described in the table set forth below (each, a “Milestone Event”), Parent shall (i) pay to the Paying Agent in immediately available funds, for the benefit of and to be distributed to the Stockholders, the portion of the applicable milestone payment listed next to each such Milestone Event (each such payment, the applicable “Milestone Payment”) payable to the Stockholders and holders of Company Warrants and (ii) deliver in cash an amount equal to the portion of the applicable Milestone Payment payable to the Option Holders to the Surviving Corporation for further distribution to the Option Holders through the Surviving Corporation’s payroll system or directly to such holders, as applicable, less any applicable income and employment withholding Taxes.  The Milestone Events and corresponding Milestone Payments are as follows:

Milestone Event	Milestone Payment
TNT009 Product Milestone Events
1. Subjects equal to 25% of the Target Enrollment for a Registration Trial have been Enrolled.	$50,000,000.00
2. Regulatory Approval in the United States of a TNT009 Product in CAD.	$100,000,000.00
3. Both (i) Regulatory Approval by the European Medicines Agency of a TNT009 Product in CAD and (ii) First Reimbursed Sale of a TNT009 Product in CAD in any one of the United Kingdom, France, Spain, Germany or Italy.	$50,000,000.00
4. Initiation of a Phase 2 Clinical Trial[1] of a TNT009 Product in any Indication other than CAD.	$50,000,000.00	[2]
5. Initiation of a Phase 3 Clinical Trial[3] of a TNT009 Product in any Indication other than CAD.	$35,000,000.00	[4]
6. $500,000,000.00 in worldwide Net Sales within a calendar year (the “Net Sales Milestone Event”).	$50,000,000.00
TNT020 Product Milestone Events
7. Initiation of a Phase 1 Clinical Trial of a TNT020 Product.	$25,000,000.00
8. Initiation of a Phase 2 Clinical Trial[5] of a TNT020 Product.	$25,000,000.00
9. Initiation of a Phase 3 Clinical Trial[6] of a TNT020 Product.	$40,000,000.00

1 If a Phase 2 Clinical Trial has not first been Initiated for a TNT009 Product in any Indication other than CAD, then Milestone Event 4 shall be deemed achieved upon Registration of a TNT009 Product in the United States in any Indication other than CAD.

2 If such Indication other than CAD is bullous pemphigoid, the amount due for this Milestone Event 4 shall instead be $25,000,000.00.

3 If a Phase 3 Clinical Trial has not first been Initiated for a TNT009 Product in any Indication other than CAD, then Milestone Event 5 shall be deemed achieved upon Registration of a TNT009 Product in the United States in any Indication other than CAD.

4 This amount shall be increased to $60,000,000.00 if the amount due for Milestone Event 4 is $25,000,000.00.

5 If a Phase 2 Clinical Trial of a TNT020 Product has not first been Initiated, then Milestone Event 8 shall be deemed achieved upon Registration of a TNT020 Product in the United States.

6 If a Phase 3 Clinical Trial of a TNT020 Product has not first been Initiated, then Milestone Event 9 shall be deemed achieved upon Registration of a TNT020 Product in the United States.

All Milestone Payments shall be made in U.S. dollars and shall be paid by wire transfer or direct deposit in immediately available funds. Each of the Milestone Payments shall be payable one (1) time only.  In accordance with the foregoing, the maximum total Milestone Payments payable by Parent to the Equityholders shall not exceed $425,000,000.00 (the “Earn-out Amount”).  The right to receive Milestone Payments is non-transferrable (except upon death of an Equityholder that is a natural person).

Notice and Payment.  No later than thirty (30) days after the occurrence of a Milestone Event, Parent shall (i) provide notice to the Equityholders’ Representative of the occurrence of such Milestone Event and (ii) pay the corresponding Milestone Payment as set forth in Section 1 of this Exhibit D.

Reports; Access to Information.

Within sixty (60) days after the end of each calendar year following the Closing Date, and ending on the earliest of (i) the date upon which the last Milestone Payment has been made, and (ii) the seventh (7th) full calendar year following the calendar year in which the Closing Date occurs (the period beginning on the Closing and ending on the earliest to occur of (i) and (ii), collectively, the “Milestone Period”), Parent shall provide the Equityholders’ Representative with a true, correct and complete written report (in reasonable detail) of its activity and progress toward achievement of the Milestone Events (other than the Net Sales Milestone Event) during the previous calendar year (collectively, the “Milestone Statements”).  Parent shall, for the immediately preceding six (6) year period (or, if longer, the maximum retention period under the record retention policy of Parent for business or audit records), keep complete and accurate data and records concerning the activity and progress related to the research and development activities and regulatory approvals development of a Milestone Product, including, as applicable, the research and development activities and regulatory approvals, in accordance with its customary internal practices for the development of products for which it intends to submit an application for Regulatory Approval.

Within sixty (60) days after the end of each calendar year in which the First Reimbursed Sale of a TNT009 Product occurs and ending on the earliest of (i) the date upon which the Net Sales Milestone Event has been achieved, and (ii) the tenth (10th) full calendar year following the calendar year in which the Closing Date occurs, Parent shall provide to the Equityholders’ Representative a true, correct and complete report (in reasonable detail) setting forth the Net Sales for such calendar year.

Until such time as the Net Sales Milestone Event has been achieved, Parent shall keep complete and accurate data and records for a minimum period of six (6) years (or, if longer, the maximum retention period under the record retention policy of Parent for business or audit records) after the relevant Net Sales occur, setting forth the sales of the TNT009 Products in sufficient detail to enable Net Sales to be determined.  All reports, materials and information provided by a Milestone Party to the Equityholders’ Representative under this Exhibit D shall be subject to the Representative NDA.

Within thirty (30) days following receipt by the Equityholders’ Representative of each such report required by Section 3(a) or Section 3(b), the Equityholders’ Representative may request one meeting with representatives of the Milestone Parties having detailed knowledge of such efforts, progress and plans, for the purpose of providing the Equityholders’ Representative with an opportunity to inquire about the content of such report required by Section 3(a) or Section 3(b).  If the Equityholders’ Representative so requests a meeting, the Equityholders’ Representative and the appropriate representatives of the Parent and/or the other Milestone Parties shall make commercially reasonable efforts to, within sixty (60) calendar days following such request, meet in person or by telephone conference or video conference as mutually agreed by the applicable parties.

(a)        Parent shall provide the Equityholders’ Representative,  in order to review and confirm the accuracy of each report required by Section 3(a) or Section 3(b),  with (in electronic format, if available) the relevant and material books, records and documents Parent prepared or reviewed in preparing such report.

Milestone Event Disputes.

If the Equityholders’ Representative believes that any Milestone Event has occurred and Parent has not reported its occurrence in accordance with this Exhibit D, then the Equityholders’ Representative shall deliver to Parent written notice thereof (a “Milestone Dispute Notice”), in reasonable detail.  During the thirty (30) days following the delivery of a Milestone Dispute Notice, Parent and the Equityholders’ Representative shall attempt in good faith to resolve any dispute as to whether any Milestone Event has occurred and whether any Milestone Payment is payable.  In the case of any Milestone Dispute Notice that relates to any Milestone Event other than the Net Sales Milestone Event, following such thirty-day period, either party may initiate litigation of such dispute in accordance with Sections 9.7, 9.9 and 9.10 of the Agreement.

In the case of any Milestone Dispute Notice that relates to the Net Sales Milestone Event, if Parent and the Equityholders’ Representative do not reach agreement with respect to all disputes relating to any such matter within thirty (30) days after a Milestone Dispute Notice is delivered to Parent by the Equityholders’ Representative, the parties shall submit for arbitration all matters that remain in dispute and that were properly included in the Milestone Dispute Notice to an internationally recognized independent public accounting firm that is not affiliated with either party and which shall be agreed upon by Parent and the Equityholders’ Representative in writing (the “Independent Accounting Firm”).  If Parent and the Equityholders’ Representative cannot agree on a mutually acceptable Independent Accounting Firm within thirty (30) days after either party has determined that the parties cannot reach agreement with respect to a dispute, then within five (5) Business Days after the expiration of such thirty (30) day period, each of Parent and the Equityholders’ Representative shall appoint one Independent Accounting Firm who shall jointly select a third Independent Accounting Firm within five (5) Business Days after the last to occur of their respective appointments to arbitrate the referred matter.  The Independent Accounting Firm mutually agreed by the parties or, if the parties cannot agree, the third Independent Accounting Firm selected by the party-appointed Independent Accounting Firms is referred to as the “Selected Accounting Firm”.  Parent and the Equityholders’ Representative shall instruct the Selected Accounting Firm to determine as promptly as practicable but in no event later than thirty (30) days after such Person’s appointment (the “Sales Determination Period”) whether the disputed Net Sales Milestone Event has occurred.  The Selected Accounting Firm’s determination shall be made based on the submission of documents and evidence by the parties (including any such documentation or evidence requested by the Selected Accounting Firm, which the Equityholders’ Representative or Parent shall provide upon request) and, upon the Selected Accounting Firm’s request, by third parties unless the Selected Accounting Firm determines that an oral hearing is necessary.  The Selected Accounting Firm shall determine deadlines (which Parent and the Equityholders’ Representative shall deem to be fair and appropriate) within the Sales Determination Period for submitting documents and dates, if any, of oral hearings.  Each of Parent and the Equityholders’ Representative (on behalf of the Equityholders) shall pay its own expenses of arbitration, and the fees, costs and expenses of the Selected Accounting Firm initially shall be equally shared between Parent and the Equityholders’ Representative (on behalf of the Equityholders), provided that the prevailing party’s expenses in such dispute (including its share of the arbitration fees and costs, its attorneys’ fees, costs and expenses, and the fees, costs and expenses of the Selected Accounting Firm) shall be reimbursed by the other party.  Any decision rendered by the Selected Accounting Firm shall be final and binding upon the parties.  All proceedings conducted by the Selected Accounting Firm shall take place in Boston, Massachusetts.

Any underpayments of Milestone Payments shall be paid by Parent within thirty (30) days of notification of the final determination of the Milestone Dispute Notice in accordance with this Exhibit D together with a late fee on the outstanding amount calculated at the Prime Rate as published in the Wall Street Journal, from the date the court or Independent Accounting Firm (as applicable) determines such Milestone Payment was due, provided that in lieu of accruing interest as set forth herein, Parent may deposit the disputed Milestone Payment with a third party escrow agent in an interest bearing account (at which point such interest shall cease to accrue), to be disbursed by the holder of such funds to the prevailing party in such dispute.

Support.  From the Closing Date through the end of the Milestone Period, Parent covenants and agrees that it will, itself and/or through another Milestone Party, (i) use Commercially Reasonable Efforts to achieve the Milestone Events 1, 2, 3, 4, 5 and 7 and (ii) not take any action, a materially contributing intent of which is to avoid achievement of any Milestone Event (excluding the extent to which the Parent takes into consideration its obligation to make the Milestone Payments in connection with satisfying its obligations pursuant to subclause (i) above).  For clarity, Parent will still be obligated to pay Milestone Payments upon achievement of Milestone Events that occur after the end of the Milestone Period.  In addition and without limiting the foregoing, Parent covenants and agrees as follows:

Milestone Payments shall be paid regardless of whether the Milestone Event was achieved by Parent, its Affiliate, or any of its licensees, sublicensees, or transferees (including by way of a Product Line Sale), but, with respect to the Net Sales Milestone Event, not distributors (unless such distributors’ sales are made to an end user consumer) (the “Milestone Parties”).  For clarity, Net Sales made by all Milestone Parties will be considered in determining whether the Net Sales Milestone Event has occurred.  Regardless of the transfer, assumption, assignment, or license of rights to a Milestone Party, Parent shall remain responsible for each Milestone Party’s performance under this Exhibit D, provided, however, that to the extent a Capable Purchaser assumes Parent’s obligations hereunder, Parent’s obligations pursuant to this Exhibit D shall terminate and become void.  In the event of any assumption of any obligations of Parent under the preceding sentence, such Capable Purchaser shall (as a condition precedent to the effectiveness of such Product Line Sale for purposes of this Exhibit D) make an irrevocable offer to enter into an agreement with the Equityholders’ Representative pursuant to which such Capable Purchaser agrees to be bound by the applicable provisions of this Exhibit D (which agreement will be pre-executed by the Capable Purchaser and only require the counter-signature of the Equityholders’ Representative to become legally binding upon the Capable Purchaser).

In the event that any Acquisition Proposal involving Parent (substituting references to “Parent” for references to “the Company” and references to “50.1%” for references to “15%” in the definition thereof) occurs during such period, and thereafter material assets are transferred out of the Company to an Affiliate and/or the Company incurs material indebtedness to an Affiliate (whether by operation of law or otherwise), Parent shall cause (as a condition precedent to the effectiveness of such transaction for purposes of this Exhibit D) Parent’s successor entity (which for clarity in the case of a tender offer, “triangular” merger or similar transaction will be deemed to be the ultimate parent entity following consummation of such Acquisition Proposal) to assume or guarantee the obligations of Parent under this Exhibit D in a manner that affords the Equityholders’ Representative the ability to enforce such assumed obligations or guarantee on behalf of the Equityholders against such successor entity.

The Company acknowledges and agrees that: (i) the Milestone Payments are contingent upon satisfaction of the conditions provided for herein, which may not be satisfied, and as a result, some or all of such payments may never be paid, (ii) the obligations of the Parent in respect of the Milestone Payments are only those expressly provided for in this Exhibit D, and no implied duties shall apply, except for the implied covenant of good faith and fair dealing, (iii) the possibility of receiving the Milestone Payments in accordance with the terms set forth in this Exhibit D constitute sufficient consideration for entering into this Agreement, and (iv) no Milestone Party has made any representations or warranties other than as expressly set forth in this Agreement, and in determining to enter into this Agreement, the Company has not relied on any statements or information from the Parent other than the representations and warranties of Parent set forth in this Agreement.  The Company hereby waives, disclaims and forever relinquishes any right to any claim in respect of a Milestone Payment based on any representation, warranty, covenant or agreement other than those expressly set forth in this Agreement.

Parent’s obligations under clause (i) of the first paragraph of this Section 5 shall terminate with respect to any period of time covered by a report described in Section 3(a) of this Exhibit D following compliance by the Parent with Section 3(a) (including the requirement to provide accurate information therein), on the 120th day following the delivery of such report (or, if a meeting or records inspection is requested pursuant to Section 3(d), the 120th day following the holding of that meeting or delivery of such records) unless prior to such date the Equityholders’ Representative delivers written notice to the Parent alleging a violation of this Section 5 with respect to actions taken or omitted to be taken by the Milestone Parties during such period setting forth any actions allegedly taken in violation of Section 5 and any actions allegedly omitted to having been taken in violation of Section 5 and, if applicable, actions the Milestone Parties may thereafter take to cure the alleged breach of Section 5.  If the Equityholders’ Representative delivers such a notice, the Equityholders’ Representative and the Parent shall, in good faith, discuss such allegations and actions which the Parent may take to cause the Equityholders’ Representative to withdraw such notice (contingent upon Milestone Parties taking agreed upon, specified actions).  Between the date of such notice and the 90th day following such notice (concurrent with any discussions between the Equityholders’ Representative and the Parent), the Parent shall be entitled to take or commit to take actions to redress the allegations contained in such notice.  Following such 90th day, if the Equityholders’ Representative continues to reasonably believe that the Parent has violated Section 5, taking into account any curative actions taken or committed to be taken by the Parent during such 90-day period, the Equityholders’ Representative may thereafter deliver another notice to the Parent setting forth allegations of a violation of Section 5, with respect to which the Equityholders’ Representative shall thereafter have the remedies available to it under this Agreement with respect to any such breach.  For clarity, nothing in this Section 5(d) will limit the rights or remedies of the Equityholders’ Representative (on behalf of the Equityholders) with respect to any inaccuracies, misstatements or omissions in such report, meeting or records referred to in the first sentence of this Section 5(d).

Disclaimer. For the avoidance of doubt, any right of an Equityholder to receive any portion of the Milestone Payments (i) does not represent any equity or ownership interest in the Surviving Corporation or Parent, and (ii) does not confer upon the Equityholders any rights common to stockholders of the Surviving Corporation or Parent, including any voting or dividend rights.

Definitions.  For purposes of this Exhibit D:

“CAD” means cold agglutinin disease.

“Capable Purchaser” means a biotechnology or pharmaceutical company that has a market capitalization equal to or greater than $5 billion.

“Clinical Trial” means any human clinical study of any Milestone Product.

“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by Parent (whether directly or through the efforts of other Milestone Parties), that level of effort that a similarly situated company operating in the pharmaceutical industry would undertake where it was acting in a diligent manner, taking into account the following relevant factors to the extent applicable, including: stage of development, mechanism of action, efficacy and safety issues, characteristics of competitive products in or anticipated to be in the marketplace, process development, scale-up or manufacturing, Intellectual Property rights, actual or anticipated regulatory authority approved labeling, the nature and extent of market exclusivity (including patent coverage and regulatory exclusivity), cost, likelihood of and timing for obtaining regulatory approval from the FDA or the EMA, the projected or actual economic return (taking into consideration the economic terms in this Agreement (provided that for clarity, the obligation to make Milestone Payments will not be taken into consideration when evaluating whether to prioritize internal competitive products or product candidates)), and, with respect to the TNT020 Product, the commercial validation of the TNT009 Product will be taken into consideration when evaluating satisfaction of the Parent’s obligations pursuant to Section 5.

“Enrolled” means, with respect to a subject in a Clinical Trial, that such subject has been initially dosed in such Clinical Trial (either with the drug candidate or placebo).

“Exclusions” means, with respect to Net Sales of a TNT009 Product, the sum of the following, that are obligations incurred in accordance with U.S. GAAP by the selling Milestone Party and demonstrable by written evidence: (a) shipping, packing, and other transportation and insurance costs; (b) chargeback payments, rebates, credits, discounts and allowances that are customary in the trade; (c) tax, including sales, use, tariffs, turnover, excise, import and other taxes, duties or other governmental charges borne by the Milestone Party imposed by a governmental agency on such disposition, (d) invoiced amounts that are allowed as uncollectible, provided that the Milestone Party exercises commercially reasonable efforts to collect such amounts and provided further that if such amounts are subsequently collected, such amounts shall again be included in Net Sales; (e) amounts repaid or credits taken by reason of damaged goods, rejections, defects, expired dating, recalls or returns or because of retroactive price reductions or billing errors. There shall be no double counting in determining the foregoing deductions from gross amounts invoiced to calculate Net Sales. The Exclusions shall be determined in accordance with U.S. GAAP, as consistently applied by the applicable Milestone Party across all of their products. With respect to excise tax payments pursuant to Section 9008 of the Patient Protection and Affordable Care Act of 2010 or any other similar payments in other countries, any such deduction shall be limited to the proportionate share of such excise tax equal to the proportionate share that the aggregate sales of such TNT009 Product by the relevant Milestone Party and its affiliates, collectively, during the period to which such excise tax relates bears to the aggregate sales of all products of such Milestone Party and its Affiliates subject to such excise tax.

“First Reimbursed Sale” means, with respect to any country, the first sale of a TNT009 Product to any third party end user in such country after Regulatory Approval is granted with respect to such country for such TNT009 Product.

“Indication other than CAD” means any disease or medical condition that is not cold agglutinin disease.

“Milestone Products” means the TNT009 Product and the TNT020 Product.

“Net Sales” means the gross amount invoiced for sale or other disposition of the TNT009 Product by all Milestone Parties, minus the Exclusions. Net Sales shall be calculated in accordance with U.S. GAAP.

Sales or other dispositions of a Product by a Milestone Party to its Affiliate or licensee shall be excluded from the computation of Net Sales unless such Affiliate or licensee is an end user consumer of the TNT009 Product.  For purposes of calculating Net Sales, sales in any currency other than U.S. dollars shall be converted to U.S. dollars using the exchange rate conversion convention applied by the applicable Milestone Party in its standard financial reporting practices and in accordance with U.S. GAAP.

In the event that consideration in addition to or in lieu of currency is received for the sale of the TNT009 Product in an arms-length transaction, the fair market value of such consideration shall be included in the determination of Net Sales for such sale. To the extent that such TNT009 Product is sold in other than an arms-length transaction, Net

Sales for such sale shall be the average Net Sales of such TNT009 Product sold in an arms-length transaction during the applicable reporting period in the country in which the non-arms-length transaction occurred.  If there are no arms-length transactions available as a reference under the preceding sentence, then the Parties shall negotiate in good faith a mechanism for calculating Net Sales on the non-arms-length transaction.

For purposes of this Agreement, “sale” shall mean any transfer or other disposition, but shall not include transfers or other distributions or dispositions of the TNT009 Product at no charge (i) for academic research, preclinical, clinical, or regulatory purposes or (ii) in connection with patient assistance programs, named patient programs, or other compassionate use or charitable purposes or (iii) to physicians or hospitals for promotional purposes (including free samples to a level and in an amount which is customary in the industry and/or which is reasonably proportional to the market for such Product).

In the event that the TNT009 Product is sold by a Milestone Party in combination with another product that contains an active ingredient, Net Sales for such combination product shall be determined by multiplying actual Net Sales of the combination product during the payment period by the fraction A/(A+B) where A is the average sale price of such TNT009 Product when sold separately and B is the average sales price of the other active ingredient (or, if the case be so, the sum of the average sales prices of all other active ingredients) when sold separately in each case during the applicable reporting period in the country in which the sale of the combination product was made, or if sales of both the TNT009 Product and the other active ingredient(s) did not occur in such country in such period, then in the most recent reporting period in which sales of both occurred.  In the event that such average sale price cannot be determined for both the TNT009 Product and all other active ingredients included in the combination product, Net Sales for purposes of determining payments under this Agreement shall be calculated by multiplying the Net Sales of the combination product by the fraction C/(C+D) where C is the fair market value (as reasonably agreed by Parent and the Equityholders’ Representative in good faith) of the Product portion of the combination, and D is the fair market value (as reasonably agreed by Parent and the Equityholders’ Representative in good faith) of the other active ingredient portion of the combination product.

“Phase 1 Clinical Trial” means a Clinical Trial that provides for the first introduction into humans of a Milestone Product, designed to determine safety, metabolism, pharmacokinetic properties or clinical pharmacology of such Milestone Product, or a Clinical Trial that would otherwise satisfy the requirements defined in 21 CFR 312.21(a), or other comparable regulation imposed by the FDA, the EMEA or their foreign counterparts for an equivalent Clinical Trial in the applicable country where such Clinical Trial takes place.  For purposes of this Exhibit D, “Initiation” of a Phase 1 Clinical Trial for any Milestone Product means the first dosing of such Milestone Product in a human in a Phase 1 Clinical Trial.

“Phase 2 Clinical Trial” means a Clinical Trial designed to evaluate clinical efficacy of a Milestone Product, for one or more indications, or a Clinical Trial that would otherwise satisfy the requirements defined in 21 CFR 312.21(b), or other comparable regulation imposed by the FDA, the EMEA or their foreign counterparts for an equivalent Clinical Trial in the applicable country where such Clinical Trial takes place.  For purposes of this Exhibit D, “Initiation” of a Phase 2 Clinical Trial for any Milestone Product means the first dosing of such Milestone Product in a human in a Phase 2 Clinical Trial.

“Phase 3 Clinical Trial” means a pivotal Clinical Trial designed to be used to establish safety and efficacy of a Milestone Product as a basis for obtaining Regulatory Approval in the applicable country where such Clinical Trial takes place, or a Clinical Trial that would otherwise satisfy the requirements defined in 21 C.F.R. 312.21(c),  or other comparable regulation imposed by the FDA, the EMEA or their foreign counterparts for an equivalent Clinical Trial in the applicable country where such Clinical Trial takes place.  For purposes of this Exhibit D, “Initiation” of a Phase 3 Clinical Trial for any Milestone Product means the first dosing of such Milestone Product in a human in a Phase 3 Clinical Trial.

“Product Line Sale” means a sale, transfer, assignment or license to any third party who is not an Affiliate of the Parent, that includes the worldwide rights to a Milestone Product (including any regulatory approvals and Company Intellectual Property); provided that any transaction involving changes in control of the Parent shall not be a “Product Line Sale”.

“Registration” means the acceptance by the FDA or its comparable foreign Governmental Entity of any filing of a biologics license application, new drug application, or similar regulatory application.

“Registration Trial” means the first Phase 2 Clinical Trial or Phase 3 Clinical Trial with respect to which the EMA or FDA has informed Parent in advance that such Phase 2 Clinical Trial or Phase 3 Clinical Trial will be, if successful, sufficient for Registration of a TNT009 Product in CAD.

“Regulatory Approval” means, with respect to a country, the grant of all approvals (including, if applicable for such country, all applicable governmental pricing or governmental reimbursement approvals) required from the relevant Regulatory Authority(ies), to market and sell a Milestone Product labeled for the prevention or treatment of a human disease, state or condition in such country.

“Regulatory Authority” means, with respect to a country, the applicable regulatory authority(ies) with legally binding authority over the testing, manufacture, use, storage, importation, promotion, marketing, pricing or sale of a Milestone Product labeled for the prevention or treatment of a human disease, state or condition in such country.

“Target Enrollment” means the total number of patients anticipated by Parent to be Enrolled in a Clinical Trial at the time the first human is dosed in such Clinical Trial.

“TNT009 Product” means any pharmaceutical product  containing as an active ingredient a compound, the sale of which would, at the time of such sale, infringe any valid claim in a patent or patent application (where the patent issues within five years of the application date) listed on Section 2.8(a)(1) of the Company Disclosure Letter, or any division, continuation, continuation-in-part, reexamination, extension, renewal, new provisional, or statutory invention registrations of any of the foregoing; absent a license to such patent.

“TNT020 Product” means any pharmaceutical product  containing as an active ingredient a compound, the sale of which would, at the time of such sale infringe any valid claim in a patent or patent application (where the patent issues within five years of the application date) listed on Section 2.8(a)(2) of the Company Disclosure Letter, or any division, continuation, continuation-in-part, reexamination, extension, renewal, new provisional, or statutory invention registrations of any of the foregoing; absent a license to such patent.